Exhibit 99.1

CERTIFICATE OF DESIGNATIONS OF

SERIES A CONVERTIBLE PREFERRED SHARES,

PAR VALUE US$0.00005,

OF

VINCI PARTNERS INVESTMENTS LTD.

VINCI PARTNERS INVESTMENTS LTD., an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), DOES HEREBY CERTIFY:

That, the Amended and Restated Memorandum and Articles of Association of the Company adopted by special resolutions passed on 15 January 2021 (as amended from time to time, the “Articles”), authorize the issuance of up to 1,000,000,000 shares, of a nominal or par value of US$0.00005 each, consisting of 500,000,000 Class A Common Shares; 250,000,000 Class B Common Shares; and 250,000,000 shares of such class or classes (however designated) as the Board may determine (“Undesignated Shares”);

That, subject to the provisions of the Articles, the Board is authorized to fix from time to time by resolution or resolutions the number of shares of any class or series of Undesignated Shares, and to determine the voting powers, designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations and restrictions thereof, of any such class or series;

That, pursuant to the authority conferred upon the Board by the Articles, the Board, on October 9, 2023, adopted the following resolutions pursuant to written resolutions designating a new class of Undesignated Shares as “Series A Convertible Preferred Shares”:

“RESOLVED, that, the Series A Convertible Preferred Shares be constituted, established and issued on the terms and subject to the conditions set out in the Certificate of Designations and the Amended and Restated Memorandum and Articles of Association:”;

“RESOLVED that upon the terms of the Securities Purchase Agreement, Series A Convertible Preferred Shares be allotted and issued as fully paid and non-assessable upon such terms, in such numbers and at such times as contained or set out in the Securities Purchase Agreement and entries be made in the Register of Members of the Company and any Authorized Person be authorized to take all such actions and execute all such documents on behalf of the Company as such Authorized Person may, in their sole discretion, consider necessary or desirable to effect the foregoing:”;

“RESOLVED that any Authorized Person be authorized in writing to instruct the registrar and transfer agent of the Company that maintains the same in respect of the Series A Convertible Preferred Shares to make entries in such Register of Members of the Company at the relevant time accordingly:”; and

That, in accordance with the foregoing resolution, the terms and conditions of the Series A Convertible Preferred Shares shall be as follows:

1.                   Designation and Amount; Ranking.

(a)                The shares of such class of Undesignated Shares shall be designated as “Series A Convertible Preferred Shares” (the “Series A Preferred Shares”). The number of authorized shares constituting the Series A Preferred Shares shall initially be 100,000. That number from time to time may be increased or decreased (but not below the number of Series A Preferred Shares then outstanding and subject to Section 7(c)) by further resolution duly adopted by the Board. The Company shall not issue fractional Series A Preferred Shares.

(b)                The Series A Preferred Shares, with respect to dividend rights and rights on the distribution of assets upon the voluntary or involuntary liquidation, winding-up or dissolution of the Company, rank: (i) senior to all Junior Stock; (ii) on a parity with all Parity Stock; and (iii) junior to (x) the Company’s existing and future indebtedness and (y) all Senior Stock, in each case as provided more fully herein.

2.                   Definitions. As used herein, the following terms shall have the following meanings:

(a)                “Accumulated Dividends” shall mean, with respect to any Series A Preferred Share, as of any date, the aggregate accumulated and unpaid dividends on such share from the Issue Date until such date. There shall be no Accumulated Dividends with respect to any Series A Preferred Share prior to the Issue Date.

(b)                “Additional Conversion Amount” shall have the meaning specified in Section 11.

(c)                “Affiliate” shall have the meaning ascribed to it, on the date hereof, under Rule 144 of the Securities Act.

(d)                “Agent Members” shall have the meaning specified in Section 13(a)(ii).

(e)                “Ares” means Ares Holdings L.P.

(f)                 “Articles” shall have the meaning specified in the second paragraph of this Certificate of Designations.

(g)                “Board” or “Board of Directors” means the Board of Directors of the Company or any authorized committee thereof.

(h)                “Business Day” shall mean any day other than a Saturday, Sunday or other day on which the Federal Reserve Bank of New York or banking institutions located in the Cayman Islands or Rio de Janeiro or São Paulo, Brazil are authorized or required by law or other governmental order to close or be closed.

(i)                 “Capital Stock” shall mean, for any entity, any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity issued by that entity (excluding, for the avoidance of doubt, any convertible or exchangeable debt securities, which, prior to conversion or exchange rank senior in right of payment to the Series A Preferred Shares).

(j)                 “Certificated Preferred Shares” shall mean Series A Preferred Shares in uncertificated, book-entry form on the books and records of the Transfer Agent (such books and records shall constitute the register of members of the Company for the purposes of Cayman Islands law), subject to applicable legends (in the form of notations on such records or otherwise) as set forth in this Certificate of Designations or as otherwise may be advisable in the Company’s discretion or, in the Company’s sole discretion, physical Series A Preferred Shares in fully registered, certificated form.

(k)                “Change of Control” shall be deemed to have occurred at any time after the Series A Preferred Shares are originally issued if any of the following occurs:

(i)                  a “person” or “group” within the meaning of Section 13(d) of the Exchange Act, other than the Company, the Company’s Subsidiaries, the employee benefit plans of the Company and its Subsidiaries or a Permitted Holder (or any group of which any of the foregoing Persons constitute a majority of the voting power), has become, and files a Schedule TO (or any successor schedule, form or report) or any other schedule, form or report under the Exchange Act that discloses that such person or group has become, the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of the Company’s Common Equity representing more than 50% of the voting power of the Company’s Common Equity; or

(ii)                the consummation of:

(A)              any recapitalization, reclassification or change of the Class A Common Shares (other than changes resulting from a subdivision or combination) as a result of which the Class A Common Shares would be converted into, or exchanged for, cash, securities or other property or assets;

(B)              any share exchange, consolidation or merger of the Company pursuant to which the Class A Common Shares will be converted into cash, securities or other property or assets; or

(C)              any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Company and its Subsidiaries, taken as a whole, to any Person other than one of the Company’s Subsidiaries;

provided, however, that any transaction described in clause (A) or clause (B) in which (x) the Permitted Holder or (y) the holders of all classes of the Company’s Common Equity immediately prior to such transaction own, directly or indirectly, more than 50% of all classes of Common Equity of the continuing or surviving corporation or transferee or the parent thereof immediately after such transaction (in the case of clause (y), in substantially the same proportions (relative to each other) as such ownership immediately prior to such transaction), in each case, shall not be a Change of Control pursuant to this clause (ii);

For purposes of the definition of “Change of Control,” any transaction that constitutes a Change of Control pursuant to both clause (i) and clause (ii) of such definition (without giving effect to the proviso in clause (ii)) shall be deemed to occur solely under clause (ii) of such definition (and subject to the proviso in clause (ii)).

For the avoidance of doubt, the Permitted Holder ceasing to be in control of a majority of the voting power of the Company’s Common Equity shall not, on its own, constitute a Change of Control.

If any transaction described above in which the Class A Common Shares are replaced by the Common Equity of another Person occurs, following completion of any related Change of Control Period (or, in the case of a transaction that would have been a Change of Control but for the proviso immediately following clause (ii) above, following the effective date of such transaction), references to the Company in this definition shall instead be references to such other Person.

(l)                 “Change of Control Company Notice” shall have the meaning specified in Section 5(c).

(m)              “Change of Control Effective Date” shall mean, with respect to any Change of Control, the date on which such Change of Control occurs or becomes effective.

(n)                “Change of Control Period” shall mean, for any Change of Control, the period beginning at the open of business on the relevant Change of Control Effective Date and ending at the close of business on the related Change of Control Repurchase Date.

(o)                “Change of Control Repurchase Date” shall have the meaning specified in Section 5(a).

(p)                “Change of Control Repurchase Notice” shall have the meaning specified in Section 5(b).

(q)                “Change of Control Repurchase Price” shall have the meaning specified in Section 5(a).

(r)                 “Class A Common Shares” shall mean the Class A Common Shares, par value US$0.00005 per share, of the Company, subject to Section 9(g).

(s)                 “Class B Common Shares” shall mean the Class B Common Shares, par value US$0.00005 per share, of the Company.

(t)                 “Clause A Distribution” shall have the meaning specified in Section 9(d)(iii).

(u)                “Clause B Distribution” shall have the meaning specified in Section 9(d)(iii).

(v)                “Clause C Distribution” shall have the meaning specified in Section 9(d)(iii).

(w)              “close of business” shall mean 5:00 p.m. (New York City time).

(x)                “Closing Sale Price” of the Class A Common Shares on any date shall mean the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the principal United States national or regional securities exchange on which the Class A Common Shares are traded or, if the Class A Common Shares are not listed for trading on a United States national or regional securities exchange on the relevant date, the last quoted bid price for the Class A Common Shares in the over-the-counter market on the relevant date, as reported by OTC Markets Group Inc. or a similar organization. In the absence of such a quotation, the Closing Sale Price shall be the average of the mid-point of the last bid and ask prices for the Class A Common Shares on the relevant date from each of at least three nationally recognized independent investment banking firms selected by the Company for this purpose.

(y)                “Common Equity” of any Person shall mean Capital Stock of such Person that is generally entitled (i) to vote in the election of directors of such Person or (ii) if such Person is not a corporation, to vote or otherwise participate in the selection of the governing body, partners, managers or others that will control the management or policies of such Person.

(z)                “Common Shares” shall mean each of the Class A Common Shares and the Class B Common Shares.

(aa)             “Companies Act” means the Companies Act (As Revised) of the Cayman Islands.

(bb)            “Company” shall have the meaning specified in the first paragraph of this Certificate of Designations.

(cc)             “Conversion Date” shall have the meaning specified in Section 9(b).

(dd)            “Conversion Price” shall mean, at any time, $1,000 divided by the Conversion Rate in effect at such time.

(ee)             “Conversion Rate” shall mean, initially, 73.5402 Class A Common Shares per Series A Preferred Share, subject to adjustment as provided in Section 9.

(ff)               “Conversion Rate Adjustment Threshold” shall mean, $8.37. The Conversion Rate Adjustment Threshold shall be subject to adjustment in a manner inversely proportional to adjustments to the Conversion Rate; provided that no adjustment shall be made to the Conversion Rate Adjustment Threshold for any adjustment to the Conversion Rate pursuant to Section 9(d)(v).

(gg)            “Conversion Rate Adjustment Transaction” shall mean any bona fide acquisition, merger or joint venture in which Equity Securities are issued as consideration where either (i) the Conversion Rate Adjustment Transaction Per Share Price is less than the Conversion Rate Adjustment Threshold or (ii) the average of the Daily VWAPs of the Class A Common Shares over the 30 consecutive VWAP Trading Day period ending on, and including, the VWAP Trading Day immediately preceding the date on which definitive documentation in connection with such a transaction is executed is less than the Conversion Rate Adjustment Threshold; provided that a Conversion Rate Adjustment Transaction shall not include any transaction that cannot be consummated without the prior written consent of Ares pursuant to Section 8.06(b) of the Partnership Agreement.

(hh)            “Conversion Rate Adjustment Transaction Consideration” shall mean, in respect of any Conversion Rate Adjustment Transaction, the fair market value of the Equity Securities issued in connection with such Conversion Rate Adjustment Transaction as determined by the Board in good faith and in a commercially reasonable manner; provided that in no event shall the Conversion Rate Adjustment Transaction Consideration be greater than the product of (i) the number of Class A Common Shares issued in connection with the Conversion Rate Adjustment Transaction (including any Class A Common Shares into which such Equity Securities issued in connection with the Conversion Rate Adjustment Transaction may be converted or for which such Equity Securities may be exercised or exchanged) multiplied by (ii) the average of the Daily VWAPs of the Class A Common Shares over the 30 consecutive VWAP Trading Day period ending on, and including, the VWAP Trading Day immediately preceding the date on which definitive documentation in connection with such Conversion Rate Adjustment Transaction is executed.

(ii)               “Conversion Rate Adjustment Transaction Per Share Price” shall mean the Conversion Rate Adjustment Transaction Consideration divided by the number of Class A Common Shares issued in connection with the Conversion Rate Adjustment Transaction (including any Class A Common Shares into which Equity Securities issued in connection with the Conversion Rate Adjustment Transaction may be converted or for which such Equity Securities may be exercised).

(jj)               “Daily VWAP” per Class A Common Share on any VWAP Trading Day means the per share volume-weighted average price as published by Bloomberg under the heading “Bloomberg VWAP” on Bloomberg page “VINP <equity> AQR” (or, if Bloomberg ceases to publish such price on such page, any successor service or page reasonably chosen by the Company) in respect of the period from the open of trading on the relevant VWAP Trading Day until the close of trading on such VWAP Trading Day (or if such volume-weighted average price is unavailable, the market price of one Class A Common Share on such VWAP Trading Day determined, using a volume-weighted average method, by an Independent Financial Advisor retained for such purpose by the Company). The “Daily VWAP” shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

(kk)            “Dissolution Date” shall mean the date of the dissolution or termination of the Partnership Agreement.

(ll)               “Distributed Property” shall have the meaning specified in Section 9(d)(iii).

(mm)        “Dividend Payment Date” shall mean January 1, April 1, July 1 and October 1 of each year, commencing on January 1, 2024.

(nn)            “Dividend Period” shall mean the period from, and including, each Dividend Payment Date to, but excluding, the next succeeding Dividend Payment Date, except for the initial “Dividend Period,” which shall be the period from, and including, the Issue Date to, but excluding the next Dividend Payment Date.

(oo)            “Dividend Rate” shall mean the rate per annum of 8.00% per Series A Preferred Share on the Liquidation Preference; provided that following the occurrence and during the continuance of a Specified Breach, the “Dividend Rate” shall mean the rate per annum of 10.00% per Series A Preferred Share on the Liquidation Preference.

(pp)            “Dividend Record Date” shall mean, with respect to any Dividend Payment Date, the March 15, June 15, September 15 or December 15, as the case may be, immediately preceding such Dividend Payment Date.

(qq)            “Dollars” and “$” shall mean the lawful money of the United States.

(rr)               “DTC” or “Depository” shall mean The Depository Trust Company, or any successor depository.

(ss)              “Effective Date” shall mean the first date on which the Class A Common Shares trade on the applicable exchange or market, regular way, reflecting the relevant share subdivision or share consolidation, as applicable.

(tt)               “Equity Securities” shall mean (i) Class A Common Shares, (ii) any securities convertible into or exchangeable for Class A Common Shares, (iii) options, warrants, rights or other commitments or agreements to acquire from the Company Class A Common Shares, or that obligates the Company to issue, any Class A Common Shares, or any securities convertible into or exchangeable for Class A Common Shares, and (iv) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to Class A Common Shares.

(uu)            “Excess Junior Dividends” shall mean, in respect of each Series A Preferred Share, the amount of cash dividends that would have been paid on such Series A Preferred Share from the Issue Date to, but excluding, the relevant Mandatory Redemption Date, Redemption Date, Change of Control Repurchase Date or date of the Company’s voluntary or involuntary liquidation, winding-up or dissolution, as the case may be, if such Series A Preferred Share participated, on an as-converted basis, in the Excess Junior Dividend Amount in respect of each cash dividend declared and paid on the Class A Common Shares as if such Series A Preferred Share was converted pursuant to Section 9(a) into Class A Common Shares (without regard to any limitations on conversion) immediately prior to the Record Date for such dividend, at the Conversion Rate in effect on such Record Date.

(vv)            “Excess Junior Dividend Amount” shall mean, in respect of each cash dividend declared and paid on the Class A Common Shares, the greater of (i) the amount of such cash dividend per Class A Common Share minus the Initial Dividend Threshold and (ii) zero.

(ww)         “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(xx)            “Ex-Date,” when used with respect to any issuance, dividend or distribution on the Class A Common Shares (or other applicable security), shall mean the first date on which the Class A Common Shares (or other applicable security) trade on the applicable exchange or in the applicable market, regular way, without the right to receive such issuance, dividend or distribution from the Company or, if applicable, from the seller of the Class A Common Shares (or other applicable security) on such exchange or market (in the form of due bills or otherwise) as determined by such exchange or market.

(yy)            “Form of Series A Preferred Share Certificate” means the “Form of Series A Preferred Share Certificate” attached hereto as Exhibit A.

(zz)             “FRE” shall be equal to operating profit (excluding investment income) minus net revenue from realized performance fees minus net revenue from unrealized performance fees plus share-based payments plus compensation allocated in relation to performance fees plus non-operational expenses, which are comprised of expenses relating to professional services rendered in connection with acquisitions and the Company’s international corporate organization.

(aaa)          “Full Redemption Holders” shall mean the “Purchaser” as defined in the Securities Purchase Agreement and any of its Affiliates who hold Series A Preferred Shares.

(bbb)        “Global Preferred Share” shall have the meaning specified in Section 13(a)(i).

(ccc)          “Holder” or “holder” shall mean a holder of record of the Series A Preferred Shares.

(ddd)        “Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant of internationally recognized standing that does not have a material relationship with the Company.

(eee)          “Initial Dividend Threshold” shall mean $0.20 per Class A Common Share. The Initial Dividend Threshold shall be subject to adjustment in a manner inversely proportional to adjustments to the Conversion Rate.

(fff)            “Investor” shall mean Ares Investments Holdings LLC.

(ggg)        “Issue Date” shall mean October 26, 2023, the original date of issuance of the Series A Preferred Shares.

(hhh)        “Junior Stock” shall mean the Common Shares and each other class of the Company’s Capital Stock or series of preferred shares established after the Issue Date the terms of which do not expressly provide that such class or series ranks senior to or on a parity with the Series A Preferred Shares as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company.

(iii)             “Liquidation Preference” shall mean $1,000 per Series A Preferred Share.

(jjj)             “LTM Pre-Tax FRE” as of any date shall be equal to the sum of the FRE for the last four fiscal quarters prior to such date.

(kkk)        “Mandatory Conversion Date” shall have the meaning specified in Section 10(b).

(lll)             “Mandatory Redemption Date” shall mean October 1, 2033.

(mmm)  “Mandatory Redemption Price” shall have the meaning specified in Section 6(a).

(nnn)        “Market Disruption Event” means (a) a failure by the primary U.S. national or regional securities exchange or market on which the Class A Common Shares are listed or admitted for trading to open for trading during its regular trading session or (b) the occurrence or existence prior to 1:00 p.m., New York City time, on any Scheduled Trading Day for the Class A Common Shares for more than one half-hour period in the aggregate during regular trading hours of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the relevant stock exchange or otherwise) in the Class A Common Shares or in any options contracts or futures contracts relating to the Class A Common Shares.

(ooo)        “Merger Common Stock” shall have the meaning specified in Section 9(l).

(ppp)        “Merger Valuation Percentage” for any Reorganization Event shall be equal to the arithmetic average of the Closing Sale Prices of one share of the Merger Common Stock in respect of such Reorganization Event over the relevant Merger Valuation Period (determined as if references to “Class A Common Shares” in the definition of “Closing Sale Price” were references to the “Merger Common Stock” for such Reorganization Event), divided by (y) the arithmetic average of the Closing Sale Prices of one Class A Common Share over the relevant Merger Valuation Period.

(qqq)        “Merger Valuation Period” for any Reorganization Event shall mean the five consecutive Trading Day period immediately preceding, but excluding, the effective date for such Reorganization Event.

(rrr)            “Officer” shall mean the Chief Executive Officer, Chief Financial Officer or Chairman of Private Equity and Investor Relations of the Company.

(sss)           “Officer’s Certificate” shall mean a certificate signed by an Officer.

(ttt)             “open of business” shall mean 9:00 a.m. (New York City time).

(uuu)        “Optional Redemption” shall have the meaning specified in Section 4(a).

(vvv)        “Parity Stock” shall mean any class of the Company’s Capital Stock or series of preferred shares established after the Issue Date, the terms of which expressly provide that such class or series will rank on a parity with the Series A Preferred Shares as to dividend rights and rights upon the liquidation, winding-up or dissolution of the Company.

(www)   “Partnership Agreement” shall mean the Partnership Framework Agreement dated as of October 26, 2023 by and between the Company and Ares, as amended, modified or supplemented from time to time.

(xxx)        “Permitted Holder” shall mean (i) Gilberto Sayão da Silva, (ii) any group of which such Permitted Holder holds a majority of the voting power of the Company’s Common Shares held by such group, or (iii) any Person controlled by any such Permitted Holder or group.

(yyy)        “Protective Payment Obligations” shall have the meaning specified in Section 5(i).

(zzz)          “Person” shall mean any individual, corporation, company, general partnership, limited partnership, exempted limited partnership, limited liability partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof.

(aaaa)      “Realized Dividend Amount” shall mean, with respect to each Series A Preferred Share and as of any date of determination, the sum of all dividends paid on such Series A Preferred Share from the Issue Date to, but excluding, such date; provided that if such date is after a Dividend Record Date but on or prior to the Dividend Payment Date to which such Dividend Record Date relates, then there shall be added to the Realized Dividend Amount for such Series A Preferred Share an amount equal to the full amount of Accumulated Dividends that would have accrued on such Series A Preferred Share to, but excluding, such Dividend Payment Date (and the Company shall pay such full amount of Accumulated Dividends to the Holder of record of such Series A Preferred Share as of such Dividend Record Date).

(bbbb)     “Record Date” shall mean, with respect to any dividend, distribution or other transaction or event in which the holders of the Class A Common Shares (or other applicable security) have the right to receive any cash, securities or other property or in which the Class A Common Shares (or such other security) is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Class A Common Shares (or such other security) entitled to receive such cash, securities or other property (whether such date is fixed by the Board of Directors, statute, contract or otherwise).

(cccc)      “Redemption Date” shall have the meaning specified in Section 4(b).

(dddd)     “Redemption Notice” shall have the meaning specified in Section 4(b).

(eeee)      “Redemption Price” shall mean, with respect to any Redemption Date, an amount in cash per Series A Preferred Share equal to the greater of (i) (1) 130% of the Liquidation Preference minus the Realized Dividend Amount in respect of such Series A Preferred Share as of such Redemption Date plus (2) Excess Junior Dividends on such Series A Preferred Share in respect of such Redemption Date, and (ii) the product of the Conversion Rate and the Closing Sale Price of the Class A Common Shares, in each case, on the Trading Day immediately preceding the Dissolution Date.

(ffff)          “Reference Price” shall mean $10.46. The Reference Price shall be subject to adjustment in a manner inversely proportional to adjustments to the Conversion Rate; provided that no adjustment shall be made to the Reference Price for any adjustment to the Conversion Rate pursuant to Section 9(d)(v).

(gggg)     “Reference Property” shall have the meaning specified in Section 9(g).

(hhhh)     “Reorganization Event” shall have the meaning specified in Section 9(g).

(iiii)           “Resale Restriction Termination Date” shall have the meaning specified in Section 14(b).

(jjjj)           “Restricted Securities” shall have the meaning specified in Section 14(a).

(kkkk)     “Rule 144” shall mean Rule 144 as promulgated under the Securities Act.

(llll)           “Scheduled Trading Day” shall mean a day that is scheduled to be a Trading Day on the principal U.S. national or regional securities exchange or market on which the Class A Common Shares are listed or admitted for trading. If the Class A Common Shares are not so listed or admitted for trading, “Scheduled Trading Day” means a Business Day

(mmmm)                     “Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(nnnn)     “Securities Purchase Agreement” shall mean the Securities Purchase Agreement dated as of October 10, 2023 by and between the Company and the Investor, as amended, modified or supplemented from time to time.

(oooo)     “Senior Stock” shall mean any class of the Company’s Capital Stock or series of preferred shares established after the Issue Date, the terms of which expressly provide that such class or series will rank senior to the Series A Preferred Shares as to dividend rights or rights upon the liquidation, winding-up or dissolution of the Company.

(pppp)     “Series A Preferred Shares” shall have the meaning specified in Section 1(a).

(qqqq)     “Share Dilution Amount” shall mean the increase in the number of diluted Class A Common Shares outstanding (determined in accordance with IFRS) resulting from the grant, vesting or exercise of equity-based compensation to directors, employees and agents and equitably adjusted for any share subdivision, share dividend, share consolidation, reclassification or similar transaction.

(rrrr)          “Specified Breach” shall mean (i) the failure by the Company to pay full dividends on the Series A Preferred Shares in accordance with Section 3, and the failure continues for a period of at least five Business Days, (ii) the failure by the Company to repurchase the Series A Preferred Shares upon the occurrence of a Change of Control in accordance with Section 5, (iii) the failure of the Company to pay the Mandatory Redemption Price on the Mandatory Redemption Date, (iv) the Company’s taking of any action specified in Section 7(c) without the requisite vote or consent of the Holders of Series A Preferred Shares, (v) the failure of the Company to convert Series A Preferred Shares into Class A Common Shares at any time in accordance with Section 9, and the failure continues for a period of at least five Business Days, and (vi) the failure by the Company to pay the Additional Conversion Amount on the Mandatory Conversion Date in accordance with Section 11.

(ssss)        “Spin-Off” shall have the meaning specified in Section 9(d)(iii).

(tttt)           “Subsidiary” shall mean, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of its Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election or appointment of directors, managers, general partners or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person.

(uuuu)     “Trading Day” shall mean a day during which trading in the Class A Common Shares generally occurs on The Nasdaq Global Select Market or, if the Class A Common Shares are not listed on The Nasdaq Global Select Market, on the principal other U.S. national or regional securities exchange on which the Class A Common Shares are then listed or, if the Class A Common Shares are not listed on a U.S. national or regional securities exchange, on the principal other market on which the Class A Common Shares are then listed or admitted for trading. If the Class A Common Shares are not so listed or traded, “Trading Day” shall mean a Business Day.

(vvvv)     “Transfer Agent” shall mean Equiniti Trust Company, LLC, acting as the Company’s duly appointed transfer agent, registrar, conversion agent and dividend disbursing agent for the Series A Preferred Shares. The Company may, in its sole discretion, remove the Transfer Agent with 10 days’ prior notice to the Transfer Agent and Holders; provided that the Company shall appoint a successor Transfer Agent who shall accept such appointment prior to the effectiveness of such removal.

(wwww)                      “Trigger Event” shall have the meaning specified in Section 9(d)(iii).

(xxxx)     “Undesignated Shares” shall have the meaning specified in the second paragraph of this Certificate of Designations.

(yyyy)     “unit of Reference Property” shall have the meaning specified in Section 9(g).

(zzzz)      “VWAP Trading Day” means a day on which (x) there is no Market Disruption Event and (y) trading in the Class A Common Shares generally occurs on The Nasdaq Global Select Market or, if the Class A Common Shares are not then listed on The Nasdaq Global Select Market, on the principal other U.S. national or regional securities exchange on which the Class A Common Shares are then listed or, if the Class A Common Shares are not then listed on a U.S. national or regional securities exchange, on the principal other market on which the Class A Common Shares are then listed or admitted for trading. If the Class A Common Shares are not so listed or traded, “VWAP Trading Day” means a Business Day.

3.                   Dividends.

(a)                Holders of Series A Preferred Shares shall be entitled to receive, when, as and if declared by the Board of Directors in accordance with the Articles and the Companies Act, cumulative dividends in cash at the Dividend Rate. To the extent that the Company is legally permitted to pay dividends, the Company shall pay dividends in cash on each Dividend Payment Date.

Dividends on the Series A Preferred Shares shall be payable quarterly in arrears at the Dividend Rate, and shall accumulate, whether or not earned or declared, from the most recent date to which dividends have been paid, or, if no dividends have been paid, from the Issue Date (whether or not in any Dividend Period or Periods any agreements of the Company prohibit the current payment of dividends, there shall be funds of the Company legally available for the payment of such dividends or the Company declares the payment of dividends), and shall be paid in cash. Subject to the same first being declared as aforesaid, dividends shall be payable in arrears on each Dividend Payment Date (commencing on January 1, 2024) to the holders of record of Series A Preferred Shares as they appear on the Company’s register of members at the close of business on the relevant Dividend Record Date. Accumulations of dividends on Series A Preferred Shares for any past Dividend Periods may be declared and paid at any time to holders of record of Series A Preferred Shares not more than 40 nor less than 20 calendar days immediately preceding any Dividend Payment Date and shall not bear interest. The Company shall provide not less than 20 calendar days’ notice prior to any such Dividend Payment Date with respect to which Accumulated Dividends for past Dividend Periods are to be paid.

Dividends payable for any period less than a full quarterly Dividend Period (based upon the number of days elapsed during the period) shall be computed on the basis of a 360-day year consisting of twelve 30-day months.

(b)                No dividend shall be declared or paid upon, or any sum set apart for the payment of dividends upon, any outstanding Series A Preferred Share with respect to any Dividend Period unless all dividends for all preceding Dividend Periods have been declared and paid, or declared and a sufficient sum has been set apart for the payment of such dividend, upon all outstanding Series A Preferred Shares.

(c)                Except as set forth in the two immediately succeeding paragraphs, no dividends or other distributions may be declared, made or paid, or set apart for payment upon, any Parity Stock or Junior Stock, nor may any Parity Stock or Junior Stock be redeemed, purchased or otherwise acquired for any consideration (or any money paid to or made available for a sinking fund for the redemption of any Parity Stock or Junior Stock) by the Company or on behalf of the Company unless all Accumulated Dividends shall have been or contemporaneously are declared and paid, or are declared and a sum sufficient for the payment thereof is set apart for such payment, on the Series A Preferred Shares and any Parity Stock for all dividend payment periods ending on or prior to the date of such declaration, payment, redemption, purchase or acquisition.

Notwithstanding the immediately preceding paragraph, if full dividends have not been paid on the Series A Preferred Shares and any Parity Stock, dividends may be declared and paid on the Series A Preferred Shares and such Parity Stock so long as the dividends are declared and paid pro rata so that the amounts of dividends declared per share on the Series A Preferred Shares and such Parity Stock shall in all cases bear to each other the same ratio that accumulated and unpaid dividends per share on the Series A Preferred Shares and the shares of such Parity Stock bear to each other at the time of declaration.

In addition, the limitations set forth in the second immediately preceding paragraph shall not apply to (1) any dividend or distribution payable in Common Shares or other Junior Stock; (2) purchases, redemptions or other acquisitions of Common Shares, other Junior Stock or Parity Stock in connection with the administration of any benefit or other incentive plan, including any employment contract, in the ordinary course of business (including purchases to offset the Share Dilution Amount pursuant to a publicly announced repurchase plan, or acquisitions of Common Shares submitted, deemed submitted or withheld in connection with the exercise of stock options or the vesting of restricted stock or restricted stock units; provided that the number of shares purchased to offset the Share Dilution Amount shall in no event exceed the Share Dilution Amount); (3) purchases of Common Shares or other Junior Stock pursuant to a contractually binding agreement to buy such securities that existed prior to the Issue Date; (4) any dividends or distributions of rights in connection with a shareholders’ rights plan or any redemption or repurchase of rights pursuant to any shareholders’ rights plan; (5) the exchange or conversion of Junior Stock for or into other Junior Stock or of Parity Stock for or into other Parity Stock (with the same or lesser aggregate liquidation preference) or Junior Stock and, in each case, the payment of cash solely in lieu of fractional shares; (6) the deemed purchase or acquisition of fractional interests in Common Shares, other Junior Stock or Parity Stock pursuant to the conversion or exchange provisions of such shares or the security being converted or exchanged; and (7) any regular, quarterly cash dividend on the Class A Common Shares so long as all Accumulated Dividends are paid in full within six months of the declaration or payment (whichever is earlier) of such regular, quarterly cash dividend on the Class A Common Shares; provided that (i) this clause (7) shall be applicable no greater than three occurrences for so long as any Series A Preferred Shares remain outstanding and (ii) for the avoidance of doubt, no Specified Breach in connection with such Accumulated Dividends shall occur until expiration of the six month period referred to in this clause (7).

(d)                Holders of Series A Preferred Shares shall not be entitled to any dividend in excess of full cumulative dividends, except as set forth in Section 9(d).

(e)                If any Dividend Payment Date falls on a day that is not a Business Day, the required payment will be on the next succeeding Business Day and no interest or additional dividends on such payment will accrue or accumulate, as the case may be, in respect of the delay.

(f)                 The Holders of Series A Preferred Shares at the close of business on a Dividend Record Date shall be entitled to receive the dividend payment on those shares on the corresponding Dividend Payment Date notwithstanding the conversion of such shares in accordance with Section 9 following such Dividend Record Date. Series A Preferred Shares submitted for conversion pursuant to Section 9 during the period from the close of business on any Dividend Record Date to the open of business on the immediately following Dividend Payment Date must be accompanied by funds equal to the amount of dividends (if any) payable on the Series A Preferred Shares so converted on such Dividend Payment Date to Holders of record on such Dividend Record Date; provided that no such payment need be made (i) for conversions following the Dividend Record Date immediately preceding the Mandatory Redemption Date or (ii) if the Company has specified a Redemption Date that is after a Dividend Record Date and on or prior to the Business Day immediately following the corresponding Dividend Payment Date. Except as provided in the immediately preceding sentence and Sections 10 and 11, the Company shall make no payment or allowance for unpaid dividends, whether or not in arrears, on converted Series A Preferred Shares or for dividends on the Class A Common Shares issued upon conversion.

4.                   Optional Redemption.

(a)               No sinking fund is provided for the Series A Preferred Shares. The Series A Preferred Shares shall not be optionally redeemable by the Company except that, on or after the occurrence of a Dissolution Date but prior to the one-year anniversary of such Dissolution Date, the Company may redeem (an “Optional Redemption”) for cash (i) all of the Series A Preferred Shares or (ii) if the Full Redemption Holders no longer collectively hold all Series A Preferred Shares, all of the Series A Preferred Shares held by the Full Redemption Holders and any whole number of the Series A Preferred Shares held by Persons other than the Full Redemption Holders, in all such cases, at the Redemption Price in accordance with this Section 4.

(b)               In case the Company exercises its Optional Redemption right to redeem all of the Series A Preferred Shares, or any whole number of the Series A Preferred Shares pursuant to and in accordance with Section 4(a), it shall fix a date for redemption (each, a “Redemption Date”) and it or, at its written request received by the Transfer Agent not less than 25 calendar days prior to the Redemption Date (or such shorter period of time as may be acceptable to the Transfer Agent), the Transfer Agent, in the name of and at the expense of the Company, shall send or cause to be sent a notice of such Optional Redemption (a “Redemption Notice”) not less than 20 days prior to the Redemption Date to each Holder of Series A Preferred Shares at its last address as the same appears on the Company’s register of members; provided, however, that, if the Company shall give such notice, it shall also give written notice of the Redemption Date to the Transfer Agent. The Redemption Date must be a Business Day.

(c)               The Redemption Notice, if sent in the manner herein provided, shall be conclusively presumed to have been duly given, whether or not the Holder receives such notice. In any case, failure to deliver such Redemption Notice in the manner prescribed by Section 15(a) or any defect in the Redemption Notice to the Holder of any Series A Preferred Share designated for redemption shall not affect the validity of the proceedings for the redemption of any other Series A Preferred Share.

(d)               Each Redemption Notice shall specify:

(i)            the Redemption Date;

(ii)            the expected Redemption Price;

(iii)            that on the Redemption Date, the Redemption Price will become due and payable upon each relevant Series A Preferred Share, and that any dividends thereon shall cease to accumulate on and after the Redemption Date;

(iv)            the place or places where such Series A Preferred Shares are to be submitted for payment of the Redemption Price;

(v)            that Holders may submit their Series A Preferred Shares for conversion at any time prior to the close of business on the second Business Day immediately preceding the Redemption Date;

(vi)            the procedures a converting Holder must follow to convert its Series A Preferred Shares, if applicable;

(vii)            the Conversion Rate;

(viii)            the CUSIP, ISIN or other similar numbers, if any, assigned to such Series A Preferred Share; and

(ix)            in the case the Series A Preferred Shares are to be redeemed in part only with respect to such Series A Preferred Shares not held by a Full Redemption Holder, the number of Series A Preferred Shares to be redeemed and on and after the Redemption Date, upon surrender of a certificate for any Series A Preferred Share to be redeemed in part only, a new certificate for Series A Preferred Shares evidencing a number of Series A Preferred Shares representing the unredeemed portion thereof shall be issued.

A Redemption Notice shall be irrevocable; provided that a Redemption Notice may be contingent upon the occurrence of a Dissolution Date and may be revoked at the Company’s election if an anticipated Dissolution Date does not occur on the expected date therefor.

(e)               If any Redemption Notice has been given in respect of the Series A Preferred Shares in accordance with Section 4(b), Holders of the Series A Preferred Shares shall submit any Series A Preferred Shares that are to be redeemed and that have not been converted prior to the related Redemption Date to the Company on the Redemption Date at the place or places stated in the Redemption Notice. Prior to 11:00 a.m., New York City time, on the Redemption Date, the Company shall deposit with the Transfer Agent an amount of cash (in immediately available funds if deposited on the Redemption Date), sufficient to pay the Redemption Price of all of the Series A Preferred Shares to be redeemed on such Redemption Date.

On the later of the Redemption Date and the date of presentation and submission by the relevant Holder of the Series A Preferred Shares to be redeemed at the place or places stated in the Redemption Notice, the Company shall pay the Redemption Price to such Holder of the Series A Preferred Shares to be redeemed by mailing checks for the amount payable to the Holders of such Series A Preferred Shares entitled thereto as they shall appear in the register of members of the Company or by wire transfer of immediately available funds to the account of the Holder as designated by such Holder; provided, however, that payments to the Depository shall be made by wire transfer of immediately available funds to the account of the Depository or its nominee. The Transfer Agent shall, promptly after such payment and upon written demand by the Company, return to the Company any funds in excess of the Redemption Price.

(f)                If less than all the Series A Preferred Shares then outstanding are to be redeemed, then with respect to the Series A Preferred Shares not held by a Full Redemption Holder (x) the Series A Preferred Shares to be redeemed will be selected by the Transfer Agent as follows: (1) in the case of Global Preferred Shares, in accordance with the applicable procedures of the Depository; and (2) in the case of Certificated Preferred Shares, by lot or pro rata and (y) if only a portion of a certificate evidencing Series A Preferred Shares is subject to redemption and some but not all of the Series A Preferred Shares represented by such certificate are converted, then the Series A Preferred Shares so converted shall be deemed to be from the portion of such certificate evidencing Series A Preferred Shares that was subject to the redemption.  In addition, in the case of a certificate evidencing Series A Preferred Shares to be redeemed in part only, on and after the Redemption Date, upon surrender by the relevant Holder of such certificate, a new certificate for Series A Preferred Shares evidencing a number of Series A Preferred Shares representing the unredeemed portion thereof shall be issued to such Holder.

(g)               From and after the Redemption Date (unless the Company shall default in providing for the payment of the Redemption Price), dividends will cease to accrue on the Series A Preferred Shares that are subject to redemption, the Series A Preferred Shares that are subject to redemption shall no longer be deemed outstanding and all rights of the Holders of the Series A Preferred Shares that are subject to redemption will terminate, except the right to receive the Redemption Price payable upon redemption.

(h)               The Company shall not be entitled to exercise its right to make an Optional Redemption unless the Redemption Price is paid solely in cash on the Redemption Date.

5.       Repurchase Upon a Change of Control.

(a)               If a Change of Control occurs at any time, each Holder shall have the right, at such Holder’s option by delivering a Change of Control Repurchase Notice to the Company, to require the Company to repurchase for cash, all of such Holder’s Series A Preferred Shares, or any portion thereof, on the date (the “Change of Control Repurchase Date”) specified by the Company that is not less than 15 Scheduled Trading Days nor more than 30 Scheduled Trading Days following the date of the Change of Control Company Notice at a repurchase price equal to the greater of (i) (1) 100% of the Liquidation Preference thereof, plus (2) Excess Junior Dividends on such Series A Preferred Share in respect of such Change of Control Repurchase Date, plus (3) Accumulated Dividends thereon to, but excluding, such Change of Control Repurchase Date (unless the Change of Control Repurchase Date falls after a Dividend Record Date but on or prior to the Dividend Payment Date to which such Dividend Record Date relates, in which case the Company shall instead pay the full amount of Accumulated Dividends to Holders of record as of such Dividend Record Date, and the Change of Control Repurchase Price pursuant to this clause (i) shall be equal to 100% of the Liquidation Preference of the Series A Preferred Shares to be repurchased pursuant to this Section 5 plus Excess Junior Dividends on such Series A Preferred Share in respect of such Change of Control Repurchase Date), and (ii) the product of the Conversion Rate and the Closing Sale Price of the Class A Common Shares, in each case, on the Trading Day immediately preceding the first public announcement by any entity of such Change of Control (as determined by the Company in good faith) (such greater amount, the “Change of Control Repurchase Price”). The Change of Control Repurchase Date shall be subject to postponement to comply with applicable law. No Holder shall have the right to require its Series A Preferred Shares to be repurchased by the Company other than in accordance with this Section 5.

(b)               Repurchases of Series A Preferred Shares under this Section 5 shall be made, at the option of the Holder thereof, upon:

(i)            delivery to the Transfer Agent by a Holder of a duly completed notice (the “Change of Control Repurchase Notice”) in the form set forth in Attachment 2 to Exhibit A hereto, if the Series A Preferred Shares are represented by Certificated Preferred Shares, or in compliance with the Depository’s procedures for submitting interests in Series A Preferred Shares, if the Series A Preferred Shares are represented by Global Preferred Shares, in each case on or before the close of business on the second Business Day immediately preceding the Change of Control Repurchase Date; and

(ii)            delivery of the Series A Preferred Shares, if the Series A Preferred Shares are represented by Certificated Preferred Shares, to the Transfer Agent at any time after delivery of the Change of Control Repurchase Notice (together with all necessary endorsements for transfer) at the office of the Transfer Agent, or book-entry transfer of the Series A Preferred Shares, if the Series A Preferred Shares are represented by Global Preferred Shares, in compliance with the procedures of the Depository, in each case such delivery being a condition to receipt by the Holder of the Change of Control Repurchase Price therefor.

The Change of Control Repurchase Notice in respect of any Series A Preferred Shares to be repurchased shall state:

(i)            in the case of Series A Preferred Shares represented by Certificated Preferred Shares, the certificate numbers of the Series A Preferred Shares to be delivered for repurchase;

(ii)            the number of Series A Preferred Shares to be repurchased; and

(iii)            that the Series A Preferred Shares are to be repurchased by the Company pursuant to the applicable provisions hereof;

provided, however, that if the Series A Preferred Shares are represented by Global Preferred Shares, the Change of Control Repurchase Notice must comply with appropriate Depository procedures. Each Change of Control Repurchase Notice shall be countersigned by the Company.

Notwithstanding anything herein to the contrary, any Holder delivering to the Transfer Agent the Change of Control Repurchase Notice contemplated by this Section 5(b) shall have the right to withdraw, in whole or in part, such Change of Control Repurchase Notice at any time prior to the close of business on the second Business Day immediately preceding the Change of Control Repurchase Date by delivery of a written notice of withdrawal to the Transfer Agent in accordance with Section 5(d).

The Transfer Agent shall promptly notify the Company of the receipt by it of any Change of Control Repurchase Notice or written notice of withdrawal thereof.

(c)               The Company must give notice (a “Change of Control Company Notice”) of each Change of Control and of the repurchase right at the option of the Holders arising as a result thereof to all Holders of the Series A Preferred Shares no later than two Business Days following the relevant Change of Control Effective Date. In the case of Series A Preferred Shares represented by Certificated Preferred Shares, such notice shall be by first class mail or, in the case of Series A Preferred Shares represented by Global Preferred Shares, such notice shall be delivered in accordance with the applicable procedures of the Depository. Simultaneously with providing such notice, the Company shall publish such information on the Company’s website or through such other public medium as the Company may use at that time. Each Change of Control Company Notice shall specify:

(i)                  the events causing the Change of Control;

(ii)                the date of the Change of Control;

(iii)              the last date on which a Holder may exercise the repurchase right pursuant to this Section 5;

(iv)               the expected Change of Control Repurchase Price;

(v)                the Change of Control Repurchase Date;

(vi)               the name and address of the Transfer Agent and the conversion agent, if applicable;

(vii)             that the Series A Preferred Shares with respect to which a Change of Control Repurchase Notice has been delivered by a Holder may be converted only if the Holder withdraws the Change of Control Repurchase Notice in accordance with the terms hereof (unless the Company defaults in the payment of the Change of Control Repurchase Price); and

(viii)           the procedures that Holders must follow to require the Company to repurchase their Series A Preferred Shares in connection with the Change of Control.

No failure of the Company to give the foregoing notices and no defect therein shall limit the Holders’ repurchase rights or affect the validity of the proceedings for the repurchase of the Series A Preferred Shares pursuant to this Section 5(c).

At the Company’s request, the Transfer Agent shall give such notice in the Company’s name and at the Company’s expense; provided, however, that, in all cases, the text of such Change of Control Company Notice shall be prepared by the Company.

(d)               A Change of Control Repurchase Notice may be withdrawn (in whole or in part) by means of a written notice of withdrawal delivered to the office of the Transfer Agent in accordance with this Section 5(d) at any time prior to the close of business on the second Business Day immediately preceding the Change of Control Repurchase Date, specifying:

(i)                  the number of Series A Preferred Shares with respect to which such notice of withdrawal is being submitted,

(ii)                if Certificated Preferred Shares have been issued, the certificate number(s) of the Series A Preferred Shares in respect of which such notice of withdrawal is being submitted, and

(iii)              the number of Series A Preferred Shares represented by such Certificated Preferred Shares that remain subject to the original Change of Control Repurchase Notice;

provided, however, that if the Series A Preferred Shares are represented by Global Preferred Shares, the notice must comply with appropriate procedures of the Depository.

(e)               The Company will deposit with the Transfer Agent (or other paying agent appointed by the Company) prior to 11:00 a.m., New York City time, on the Change of Control Repurchase Date (in immediately available funds if deposited on the Change of Control Repurchase Date) an amount of money sufficient to repurchase all of the Series A Preferred Shares to be repurchased at the appropriate Change of Control Repurchase Price. Subject to receipt of funds and/or Series A Preferred Shares by the Transfer Agent (or such paying agent), payment for Series A Preferred Shares submitted for repurchase (and not withdrawn prior to the close of business on the second Business Day immediately preceding the Change of Control Repurchase Date) will be made on the later of:

(i)                  the Change of Control Repurchase Date (provided the Holder has satisfied the conditions in Section 5(b)); and

(ii)                the time of book-entry transfer or the delivery of such Series A Preferred Shares to the Transfer Agent by the Holder thereof in the manner required by Section 5(b) by mailing checks for the amount payable to the Holders of such Series A Preferred Shares entitled thereto as they shall appear in the register of members of the Company or by wire transfer of immediately available funds to the account of the Holder as designated by such Holder;

provided, however, that payments to the Depository shall be made by wire transfer of immediately available funds to the account of the Depository or its nominee. The Transfer Agent shall, promptly after such payment and upon written demand by the Company, return to the Company any funds in excess of the Change of Control Repurchase Price.

(f)                If by 11:00 a.m., New York City time, on the Change of Control Repurchase Date, the Transfer Agent (or other paying agent appointed by the Company) holds money sufficient to make payment on all the Series A Preferred Shares that are to be repurchased on such Change of Control Repurchase Date, then, with respect to the Series A Preferred Shares that have been properly submitted for repurchase and have not been validly withdrawn, such shares will cease to be outstanding, dividends will cease to accumulate on such shares (whether or not book-entry transfer of such shares has been made or the shares have been delivered to the Transfer Agent) and all other rights of the Holders of such Series A Preferred Shares will terminate (other than the right to receive the Change of Control Repurchase Price and, if applicable, Accumulated Dividends).

(g)               Upon submission of Series A Preferred Shares represented by Certificated Preferred Shares to be repurchased in part pursuant to this Section 5, the Company shall execute and the Transfer Agent shall authenticate and deliver to the Holder new certificate(s) representing such Series A Preferred Shares in an authorized denomination equal in number to the unrepurchased number of shares so submitted.

(h)               To the extent applicable, the Company will (i) comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act, (ii) file a Schedule TO or any other required schedule under the Exchange Act, and (iii) otherwise comply with all U.S. federal and state securities laws in all material respects in connection with any offer by the Company to repurchase the Series A Preferred Shares, so as to permit the rights and obligations under this Section 5 to be exercised in the time and in the manner specified in this Section 5.

(i)                 In connection with any Change of Control, the Company shall take all actions to permit the repurchase of the Series A Preferred Shares on the Change of Control Repurchase Date that it reasonably believes (upon the advice of outside counsel) is required or permitted under the Companies Act or any other applicable law of the Cayman Islands to permit any repurchase of the Series A Preferred Shares, including through the revaluation of the Company’s assets to the highest amount permitted by law, and take all actions permitted under the Companies Act and any other applicable law of the Cayman Islands to make funds available (including borrowing funds on prevailing market terms, selling assets on prevailing market terms and seeking to obtain any and all required governmental or other approvals) for such repurchase to be made in full when due. The Company shall not take any action that materially impairs the Company’s ability to pay the Change of Control Repurchase Price when due, including by investing available funds in illiquid assets, except for its normal business assets (the covenants described in this Section 5(i), the “Protective Payment Obligations”). If, notwithstanding such actions, the Company does not have legally available funds sufficient to pay the Change of Control Repurchase Price in cash, the Company will, as soon as the Company is legally able to do so, pay such unpaid amount in cash, and the Series A Preferred Shares in respect of which the Change of Control Repurchase Price remains unpaid, determined as if any amounts paid in respect of the Change of Control Repurchase Price on such Series A Preferred Shares subject to repurchase from the relevant Holder were first applied to reduce any Accumulated Dividends thereon and then to reduce the Liquidation Preference thereof, shall continue to be deemed outstanding, and all of the rights (including, without limitation, the right to accumulate dividends at the then applicable Dividend Rate and the right to convert the Series A Preferred Shares notwithstanding the earlier delivery by such Holder of a Change of Control Repurchase Notice), preferences, privileges and voting powers of such Series A Preferred Shares shall continue to inure to the Holder thereof as if such Series A Preferred Shares had not been subject to repurchase pursuant to this Section 5 as a result of a Change of Control.

The Company shall continue to comply with the Protective Payment Obligations until the entire amount of the Change of Control Repurchase Price is paid in full.

(j)                 Notwithstanding anything to the contrary in this Section 5, the Company shall not be required to purchase, or to make an offer to purchase, any Series A Preferred Shares upon a Change of Control if a third party makes such an offer in the same manner, at the same time, at the same price and otherwise in compliance with the requirements for an offer made by the Company as set forth in this Section 5 and such third party purchases all Series A Preferred Shares properly submitted under its offer in the same manner, at the same time, at a price equal to or greater than the Change of Control Repurchase Price and otherwise in compliance with the requirements for an offer made by the Company as set forth in this Section 5.

6.            Mandatory Redemption. (a) On the Mandatory Redemption Date, the Company shall redeem all of the outstanding Series A Preferred Shares for cash at a price per Series A Preferred Share equal to the sum of (i) 100% of the Liquidation Preference thereof, (ii) Accumulated Dividends on such Series A Preferred Share (unless, for the avoidance of doubt, such Accumulated Dividends are paid on the Dividend Payment Date corresponding to the Mandatory Redemption Date to the Holder of such Series A Preferred Share as of the Dividend Record Date immediately preceding the Mandatory Redemption Date), and (iii) Excess Junior Dividends on such Series A Preferred Shares in respect of such Mandatory Redemption Date (the “Mandatory Redemption Price”).

(b)                  Holders of the Series A Preferred Shares shall submit all such Series A Preferred Shares that have not been converted prior to the Mandatory Redemption Date to the Company on the Mandatory Redemption Date at the place or places stated in a notice from the Company. Prior to 11:00 a.m., New York City time, on the Mandatory Redemption Date, the Company shall deposit with the Transfer Agent an amount of cash (in immediately available funds if deposited on the Mandatory Redemption Date), sufficient to pay the Mandatory Redemption Price of all of the outstanding Series A Preferred Shares.

(c)                  On the later of the Mandatory Redemption Date and the date of presentation and submission by the relevant Holder of the Series A Preferred Shares at the place or places stated in the notice by the Company, the Company shall pay the Mandatory Redemption Price to such Holder by mailing checks for the amount payable to the Holders of such Series A Preferred Shares entitled thereto as they shall appear in the register of members of the Company or by wire transfer of immediately available funds to the account of the Holder as designated by such Holder; provided, however, that payments to the Depository shall be made by wire transfer of immediately available funds to the account of the Depository or its nominee. The Transfer Agent shall, promptly after such payment and upon written demand by the Company, return to the Company any funds in excess of the Mandatory Redemption Price.

(d)                  From and after the Mandatory Redemption Date (unless the Company shall default in providing for the payment of the Mandatory Redemption Price), dividends will cease to accrue on the Series A Preferred Shares, the Series A Preferred Shares shall no longer be deemed outstanding and all rights of the Holders of the Series A Preferred Shares will terminate, except the right to receive the Mandatory Redemption Price payable upon redemption.

7.                   Voting. (a) Holders of the Series A Preferred Shares will not have the right to receive notice of, attend and/or vote at a general meeting of the Company except those described in the Articles, in Section 7 below or as otherwise from time to time specifically required by the Companies Act.

(b)                  The Series A Preferred Shares shall be entitled to have the right to receive notice of, attend and/or vote at a general meeting, on an as-converted basis, with holders of the Class A Common Shares on all matters submitted to a vote of the holders of Class A Common Shares, except where a separate class vote of the common shareholders is required by the Companies Act.

(c)               So long as any Series A Preferred Shares are outstanding, in addition to any other vote or consent of shareholders required by law or by the Articles, the affirmative vote or consent of the holders of at least a majority of the issued and outstanding Series A Preferred Shares, voting as a single class, given in person or by proxy, either in writing without a meeting or by vote at a separate general meeting of the holders of the Series A Preferred Shares called for the purpose, shall be necessary for effecting or validating any of the following actions, whether or not such approval is required pursuant to the Companies Act:

(i)                  any amendment, alteration or repeal of any provision of the Articles, the Company’s constitutional documents or this Certificate of Designations so as to adversely affect the rights, preferences, privileges or voting powers of the Series A Preferred Shares;

(ii)                any amendment or alteration of the Articles or this Certificate of Designations so as to authorize or create, or increase the authorized amount of, any class or series of Parity Stock or Senior Stock, or any issuance of securities convertible into or exchangeable for Parity Stock or Senior Stock;

(iii)              any incurrence by the Company or any of its subsidiaries of indebtedness for borrowed money in excess of 2.0x LTM Pre-Tax FRE (when taken together with all indebtedness of the Company for borrowed money as of the Issue Date on a consolidated basis);

(iv)               the declaration of any dividend on any Junior Stock other than pursuant to the dividend policy of the Company as in effect on the Issue Date (or any substantially similar successor policy thereto), or any repurchase of Junior Stock other than pursuant to the share repurchase program of the Company as in effect on the Issue Date (or any substantially similar successor program thereto), or any material change to any such policy or program;

(v)                any voluntary liquidation, winding-up or dissolution of the Company; or

(vi)               the Company’s entry into any agreement or arrangement with a holder of Class B Common Shares that would adversely impact (A) the rights, preferences, privileges or voting powers of the Series A Preferred Shares or (B) the rights, preferences or privileges of a Holder under any strategic arrangement between the Company and such Holder;

provided, however, that for all purposes of this Section 7(c), the creation or issuance of any shares of Junior Stock, or any increase in the amount of authorized shares of Junior Stock, shall not be deemed to adversely affect the rights, preferences, privileges or voting powers of Holders of Series A Preferred Shares specified herein and shall not require the affirmative vote or consent of Holders of the Series A Preferred Shares.

(d)       Without the consent of the Holders of the Series A Preferred Shares, the Company may amend, alter, supplement or repeal any terms of the Series A Preferred Shares by amending or supplementing the Articles, this Certificate of Designations or any share certificate representing Series A Preferred Shares:

(i)                  to cure any ambiguity, defect, omission, inconsistency or mistake in any such agreement or instrument; or

(ii)                to make any other change that does not adversely affect the rights, preferences, privileges or voting powers of any Holder (other than any Holder that consents to such change (provided that any change so consented to by any individual Holder does not also adversely affect the rights, preferences, privileges or voting powers of any other non-consenting Holder)).

8.                   Liquidation Rights.

(a)                In the event of any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, each Holder of a Series A Preferred Share shall be entitled to receive and to be paid out of the assets of the Company available for distribution to its shareholders the greater of (i) the Liquidation Preference plus Accumulated Dividends to the date fixed for liquidation, winding-up or dissolution plus Excess Junior Dividends on such Series A Preferred Share in respect of such date and (ii) the product of the Conversion Rate and the Closing Sale Price of the Class A Common Shares, in each case, on the Trading Day immediately preceding such date of such liquidation, winding-up or dissolution, in each case in preference to the holders of, and before any payment or distribution is made on, any Junior Stock, including, without limitation, the Common Shares.

(b)                Neither the sale (for cash, shares of stock, securities or other consideration) of all or substantially all the assets or business of the Company (other than in connection with the liquidation, winding-up or dissolution of the Company) nor the merger or consolidation of the Company into or with any other Person shall be deemed to be a liquidation, winding-up or dissolution, voluntary or involuntary, for the purposes of this Section 8.

(c)                After the payment to the Holders of the Series A Preferred Shares of full preferential amounts provided for in this Section 8, the Holders of Series A Preferred Shares as such shall have no right or claim to any of the remaining assets of the Company.

(d)                In the event the assets of the Company available for distribution to the Holders of Series A Preferred Shares and holders of shares of Parity Stock upon any liquidation, winding-up or dissolution of the Company, whether voluntary or involuntary, shall be insufficient to pay in full all amounts to which such Holders are entitled pursuant to this Section 8, no such distribution shall be made on account of any shares of Parity Stock upon such liquidation, dissolution or winding-up unless proportionate distributable amounts shall be paid on account of the Series A Preferred Shares, equally and ratably, in proportion to the full distributable amounts for which holders of all Series A Preferred Shares and of any Parity Stock are entitled upon such liquidation, winding-up or dissolution.

9.                   Conversion.

(a)                Each Holder of Series A Preferred Shares shall have the right at any time, at its option, to convert, subject to the terms and provisions of this Section 9, any or all of such Holder’s Series A Preferred Shares into Class A Common Shares at the Conversion Rate. Upon conversion of any Series A Preferred Share, the Company shall deliver to the converting Holder, in respect of each Series A Preferred Share being converted, a number of Class A Common Shares equal to the Conversion Rate, together with a cash payment in lieu of any fractional Class A Common Share in accordance with Section 12, on the third Business Day immediately following the relevant Conversion Date, subject to Section 9(d)(iii) and Section 9(d)(iv).

(b)                Before any Holder shall be entitled to convert a Series A Preferred Share as set forth above, such Holder shall:

(i)                  in the case of a beneficial interest in Global Preferred Shares, comply with the procedures of the Depository in effect at that time; and

(ii)                in the case of Certificated Preferred Shares:

(1)               complete, manually sign and deliver an irrevocable notice to the office of the conversion agent as set forth in the Form of Notice of Conversion (or a facsimile thereof) in the form set forth in Attachment 1 to Exhibit A hereto (a “Notice of Conversion”) and state in writing therein the number of Series A Preferred Shares to be converted and the name or names (with addresses) in which such Holder wishes the certificate or certificates for any Class A Common Shares to be delivered to be registered,

(2)               submit such Series A Preferred Shares, at the office of the conversion agent; and

(3)               if required, furnish appropriate endorsements and transfer documents.

The conversion agent shall notify the Company of any conversion pursuant to this Section 9 on the Conversion Date for such conversion. The date on which a Holder complies with the procedures in this Section 9(b) is the “Conversion Date.” If more than one Series A Preferred Share shall be submitted for conversion at one time by the same Holder, the number of Class A Common Shares to be delivered upon conversion of such Series A Preferred Shares shall be computed on the basis of the aggregate number of Series A Preferred Shares so submitted.

(c)                Immediately prior to the close of business on the Conversion Date with respect to a conversion, a converting Holder of Series A Preferred Shares shall be deemed to be the holder of record of the Class A Common Shares issuable upon conversion of such Holder’s Series A Preferred Shares notwithstanding that the register of members of the Company shall then be closed or that certificates representing such Class A Common Shares shall not then be actually delivered to such Holder. On any Conversion Date, all rights with respect to the Series A Preferred Shares so converted, including the rights, if any, to receive notices, will terminate, except only the rights of holders thereof to:

(i)                  receive certificates for the number of Class A Common Shares into which such Series A Preferred Shares have been converted (with a cash payment in lieu of any fractional Class A Common Share in accordance with Section 12); and

(ii)                exercise the rights to which they are thereafter entitled as holders of Class A Common Shares.

(d)                The Conversion Rate shall be adjusted, without duplication, upon the occurrence of any of the following events, except that the Company shall not make any adjustments to the Conversion Rate if Holders of the Series A Preferred Shares may participate (other than in the case of (x) a share subdivision or share consolidation or (y) a tender or exchange offer), at the same time and upon the same terms as holders of the Class A Common Shares and solely as a result of holding the Series A Preferred Shares, in any of the transactions described in this Section 9(d), without having to convert their Series A Preferred Shares, as if they held a number of Class A Common Shares equal to the Conversion Rate, multiplied by the number of Series A Preferred Shares held by such Holder:

(i)                  If the Company exclusively issues Class A Common Shares as a dividend or distribution on all shares of its Class A Common Shares, or if the Company effects a share subdivision or share consolidation of the Class A Common Shares, the Conversion Rate shall be adjusted based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Record Date for such dividend or distribution, or immediately prior to the open of business on the Effective Date of such share subdivision or share consolidation, as the case may be;

CR1	=	the Conversion Rate in effect immediately after the close of business on the Record Date for such dividend or distribution, or immediately after the open of business on the Effective Date of such share subdivision or share consolidation, as the case may be;

OS0	=	the number of Class A Common Shares outstanding immediately prior to the close of business on the Record Date for such dividend or distribution, or immediately prior to the open of business on the Effective Date of such share subdivision or share consolidation, as the case may be (in each case, before giving effect to any such dividend, distribution, subdivision or consolidation); and

OS1	=	the number of Class A Common Shares outstanding immediately after giving effect to such dividend, distribution, share subdivision or share consolidation, as the case may be.

Any adjustment made under this Section 9(d)(i) shall become effective immediately after the close of business on the Record Date for such dividend or distribution, or immediately after the open of business on the Effective Date for such share subdivision or share consolidation, as the case may be. If any dividend or distribution of the type described in this Section 9(d)(i) is declared but not so paid or made, the Conversion Rate shall be immediately readjusted, effective as of the date the Board of Directors determines not to pay such dividend or distribution, to the Conversion Rate that would then be in effect if such dividend or distribution had not been declared.

(ii)                If the Company distributes to all or substantially all holders of its Class A Common Shares any rights, options or warrants entitling them, for a period expiring not more than 60 days immediately following the announcement date of such distribution, to purchase or subscribe for Class A Common Shares at a price per share that is less than the average of the Closing Sale Prices of the Class A Common Shares over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the announcement date of such distribution, the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Record Date for such distribution;

CR1	=	the Conversion Rate in effect immediately after the close of business on the Record Date for such distribution;

OS0	=	the number of Class A Common Shares outstanding immediately prior to the close of business on the Record Date for such distribution;

X	=	the total number of Class A Common Shares issuable pursuant to such rights, options or warrants; and

Y	=	the number of Class A Common Shares equal to the aggregate price payable to exercise such rights, options or warrants, divided by the average of the Closing Sale Prices of the Class A Common Shares over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the announcement date of such distribution.

Any increase made under this Section 9(d)(ii) shall be made successively whenever any such rights, options or warrants are distributed and shall become effective immediately after the close of business on the Record Date for such distribution.

To the extent that Class A Common Shares are not delivered after the expiration of such rights, options or warrants, the Conversion Rate shall be readjusted, effective as of the date of such expiration, to the Conversion Rate that would then be in effect had the increase with respect to the distribution of such rights, options or warrants been made on the basis of delivery of only the number of Class A Common Shares actually delivered. If such rights, options or warrants are not so distributed, the Conversion Rate shall be decreased, effective as of the date the Board of Directors determines not to make such distribution, to be the Conversion Rate that would then be in effect if such Record Date for such distribution had not occurred.

For purposes of this Section 9(d)(ii), in determining whether any rights, options or warrants entitle the holders to subscribe for or purchase Class A Common Shares at less than such average of the Closing Sale Prices of the Class A Common Shares for the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the announcement date of such distribution, and in determining the aggregate offering price of such Class A Common Shares, there shall be taken into account any consideration received by the Company for such rights, options or warrants and any amount payable on exercise or conversion thereof, the value of such consideration, if other than cash, to be determined by the Company.

(iii)              If the Company distributes shares of its Capital Stock, evidences of its indebtedness or other assets, securities or property of the Company or rights, options or warrants to acquire its Capital Stock or other securities, to all or substantially all holders of Class A Common Shares, excluding (a) dividends, distributions or issuances described in Section 9(d)(i) or Section 9(d)(ii), (b) dividends or distributions paid exclusively in cash, for which no adjustment to the Conversion Rate shall be made, and (c) Spin-Offs as to which the provisions set forth below in this Section 9(d)(iii) shall apply (any of such shares of Capital Stock, evidences of indebtedness, other assets, securities or property or rights, options or warrants to acquire Capital Stock or other securities, the “Distributed Property”), then the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the Record Date for such distribution;

CR1	=	the Conversion Rate in effect immediately after the close of business on the Record Date for such distribution;

SP0	=	the average of the Closing Sale Prices of the Class A Common Shares over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Date for such distribution; and

FMV	=	the fair market value as of the Record Date for such distribution (as determined by the Company in good faith and in a commercially reasonable manner) of the Distributed Property with respect to each outstanding Class A Common Share.

Any increase made under the portion of this Section 9(d)(iii) above shall become effective immediately after the close of business on the Record Date for such distribution. If such distribution is not so paid or made, the Conversion Rate shall be decreased, effective as of the date the Board of Directors determines not to pay the distribution, to be the Conversion Rate that would then be in effect if such distribution had not been declared. In respect of the distribution of any rights, options or warrants to purchase Class A Common Shares, to the extent that Class A Common Shares are not delivered after the expiration of any such rights, options or warrants, the Conversion Rate shall be readjusted, effective as of the date of such expiration, to the Conversion Rate that would then be in effect had the increase with respect to the distribution of such rights, options or warrants been made on the basis of delivery of only the rights, options or warrants so exercised.

Notwithstanding the foregoing, if “FMV” (as defined above) is equal to or greater than “SP0” (as defined above), in lieu of the foregoing increase, each Holder of Series A Preferred Shares shall receive, in respect of each Series A Preferred Share, at the same time and upon the same terms as holders of the Class A Common Shares, the amount and kind of Distributed Property that such Holder would have received as if such Holder owned a number of Class A Common Shares equal to the Conversion Rate in effect on the Record Date for the distribution. If the Company determines the “FMV” (as defined above) of any distribution for purposes of this Section 9(d)(iii) by reference to the actual or when-issued trading market for any securities, it shall in doing so consider the prices in such market over the same period used in computing the Closing Sale Prices of the Class A Common Shares over the 10 consecutive Trading Day period ending on, and including, the Trading Day immediately preceding the Ex-Date for such distribution.

With respect to an adjustment pursuant to this Section 9(d)(iii) where there has been a payment of a dividend or other distribution on the Class A Common Shares consisting solely of shares of Capital Stock of any class or series, or similar equity interests, of or relating to a Subsidiary or other business unit of the Company where such Capital Stock or similar equity interest is, or will be when issued, listed or admitted for trading on a U.S. national securities exchange (a “Spin-Off”), the Conversion Rate will be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the 10th Trading Day immediately following, and including, the Ex-Date for the Spin-Off;

CR1	=	the Conversion Rate in effect immediately after the close of business on the 10th Trading Day immediately following, and including, the Ex-Date for the Spin-Off;

FMV	=	the average of the Closing Sale Prices of the Capital Stock or similar equity interest distributed to holders of the Class A Common Shares applicable to one Class A Common Share over the 10 consecutive Trading Day period immediately following, and including, the Ex-Date for the Spin-Off; and

MP0	=	the average of the Closing Sale Prices of the Class A Common Shares over the 10 consecutive Trading Day period immediately following, and including, the Ex-Date for the Spin-Off.

The adjustment to the Conversion Rate under the preceding paragraph shall be calculated as of the close of business on the 10th Trading Day immediately following, and including, the Ex-Date for the Spin-Off, but will be given effect as of immediately after the open of business on the Ex-Date of such Spin-Off. Because the Company shall make the adjustment to the Conversion Rate with retroactive effect, the Company shall, and shall be permitted to, delay the settlement of any conversion of Series A Preferred Shares where the relevant Conversion Date occurs during the 10 consecutive Trading Day period immediately following, and including, the Ex-Date for such Spin-Off until the third Business Day immediately after the last Trading Day of such period.

For purposes of this Section 9(d)(iii) (and subject in all respect to Section 9(j)), rights, options or warrants distributed by the Company to all holders of Class A Common Shares entitling them to subscribe for or purchase shares of the Company’s Capital Stock, including Class A Common Shares (either initially or under certain circumstances), which rights, options or warrants, until the occurrence of a specified event or events (“Trigger Event”):

(i)	are deemed to be transferred with such Class A Common Shares,

(ii)	are not exercisable and

(iii)	are also issued in respect of future issuances of the Class A Common Shares,

shall be deemed not to have been distributed for purposes of this Section 9(d)(iii) (and no adjustment to the Conversion Rate under this Section 9(d)(iii) will be required) until the occurrence of the earliest Trigger Event, whereupon such rights, options or warrants shall be deemed to have been distributed and an appropriate adjustment (if any is required) to the Conversion Rate shall be made under this Section 9(d)(iii).

If any such right, option or warrant, including any such existing rights, options or warrants distributed prior to the Issue Date, are subject to events, upon the occurrence of which such rights, options or warrants become exercisable to purchase different securities, evidences of indebtedness or other assets, then the date of the occurrence of any and each such event shall be deemed to be the date of distribution and Record Date with respect to new rights, options or warrants with such rights (in which case the existing rights, options or warrants shall be deemed to terminate and expire on such date without exercise by any of the holders thereof).

In addition, in the event of any distribution (or deemed distribution) of rights, options or warrants, or any Trigger Event or other event (of the type described in the immediately preceding sentence) with respect thereto that was counted for purposes of calculating a distribution amount for which an adjustment to the Conversion Rate under this Section 9(d)(iii) was made:

(1)       in the case of any such rights, options or warrants that shall all have been redeemed or purchased without exercise by any holders thereof, upon such final redemption or purchase:

(x)       the Conversion Rate shall be readjusted as if such rights, options or warrants had not been issued; and

(y)       the Conversion Rate shall then again be readjusted to give effect to such distribution, deemed distribution or Trigger Event, as the case may be, as though it were a cash distribution, equal to the per share redemption or purchase price received by a holder or holders of Class A Common Shares with respect to such rights, options or warrants (assuming such holder had retained such rights, options or warrants), made to all holders of Class A Common Shares as of the date of such redemption or purchase; and

(2)       in the case of such rights, options or warrants that shall have expired or been terminated without exercise by any holders thereof, the Conversion Rate shall be readjusted as if such rights, options and warrants had not been issued.

For purposes of Section 9(d)(i), Section 9(d)(ii) and this Section 9(d)(iii), if any dividend or distribution to which this Section 9(d)(iii) is applicable also includes one or both of:

(A)       a dividend or distribution of Class A Common Shares to which Section 9(d)(i) is applicable (the “Clause A Distribution”); or

(B)       a dividend or distribution of rights, options or warrants to which Section 9(d)(ii) is applicable (the “Clause B Distribution”), then, in either case:

(1)       such dividend or distribution, other than the Clause A Distribution and the Clause B Distribution, shall be deemed to be a dividend or distribution to which this Section 9(d)(iii) is applicable (the “Clause C Distribution”) and any Conversion Rate adjustment required by this Section 9(d)(iii) with respect to such Clause C Distribution shall then be made; and

(2)       the Clause A Distribution and Clause B Distribution shall be deemed to immediately follow the Clause C Distribution and any Conversion Rate adjustment required by Section 9(d)(i) and Section 9(d)(ii) with respect thereto shall then be made;

except that, if determined by the Company:

(I)       the “Record Date” of the Clause A Distribution and the Clause B Distribution shall be deemed to be the Record Date of the Clause C Distribution; and

(II)       any Class A Common Shares included in the Clause A Distribution or Clause B Distribution shall be deemed not to be “outstanding immediately prior to the close of business on the Record Date for such dividend or distribution, or immediately prior to the open of business on the Effective Date of such share subdivision or share consolidation, as the case may be” within the meaning of Section 9(d)(i) or “outstanding immediately prior to the close of business on the Record Date for such distribution” within the meaning of Section 9(d)(ii).

(iv)               If the Company or any of its Subsidiaries makes a payment in respect of a tender offer or exchange offer for the Class A Common Share and the cash and value of any other consideration included in the payment per Class A Common Share exceeds the average of the Closing Sale Price of the Class A Common Shares over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the last Trading Day of the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

CR1	=	the Conversion Rate in effect immediately after the close of business on the last Trading Day of the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires;

AC	=	the aggregate value of all cash and any other consideration (as determined by the Company) paid or payable for Class A Common Shares purchased in such tender or exchange offer;

OS0	=	the number of Class A Common Shares outstanding immediately prior to the date such tender or exchange offer expires (prior to giving effect to the purchase of all Class A Common Share accepted for purchase or exchange in such tender or exchange offer);

OS1	=	the number of Class A Common Share outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase of all Class A Common Share accepted for purchase or exchange in such tender or exchange offer); and

SP1	=	the average of the Closing Sale Prices of the Class A Common Shares over the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date such tender or exchange offer expires.

The adjustment to the Conversion Rate under this Section 9(d)(iv) shall be calculated as of the close of business on the last Trading Day of the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date on which the relevant tender or exchange offer expires, but will be given effect as of immediately after the time at which such tender or exchange offer expires. Because the Company shall make the adjustment to the Conversion Rate with retroactive effect, the Company shall, and shall be permitted to, delay the settlement of any conversion of Series A Preferred Shares where the relevant Conversion Date occurs during the 10 consecutive Trading Day period commencing on, and including, the Trading Day next succeeding the date on which the relevant tender or exchange offer expires until the third Business Day after the last Trading Day of such period.

In the event that the Company or one of its Subsidiaries is obligated to purchase Class A Common Shares pursuant to any such tender offer or exchange offer, but the Company or such Subsidiary is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Conversion Rate shall be readjusted to be such Conversion Rate that would then be in effect if such tender offer or exchange offer had not been made.

(v)                If at any time, the Company or any of its Subsidiaries issues or otherwise sells any Equity Securities in connection with a Conversion Rate Adjustment Transaction, the Conversion Rate shall be increased based on the following formula:

where,

CR0	=	the Conversion Rate in effect immediately prior to the close of business on the date of issuance of such Equity Securities;

CR1	=	the Conversion Rate in effect immediately after the close of business on the date of issuance of such Equity Securities;

OS0	=	the number of Class A Common Shares outstanding immediately prior to the issuance of such Equity Securities (treating for this purpose as outstanding all Class A Common Shares issuable upon (i) conversion of all convertible securities of the Company (including all Series A Preferred Shares) and (ii) exercise or vesting of any equity awards of the Company, including options and restricted stock units (using the treasury stock method as determined by the Company));

A	=	the maximum number of additional Class A Common Shares issued (or into which such Equity Securities may be converted or for which such Equity Securities may be exercised or exchanged) in connection with such Conversion Rate Adjustment Transaction; and

B	=	the number of Class A Common Shares that would have been issued assuming such additional Class A Common Shares had been issued or deemed issued at a price per Common Share equal to the Reference Price (such number of Class A Common Shares determined by dividing the Conversion Rate Adjustment Transaction Consideration by the Reference Price).

The adjustment to the Conversion Rate under this Section 9(d)(v) shall become effective immediately after the close of business on the date of issuance for such Equity Securities. To the extent that Class A Common Shares are not delivered after the expiration of any Equity Securities comprised of rights or options, or maturity of any Equity Securities comprised of convertible or exercisable securities, as the case may be, the Conversion Rate shall be readjusted to the Conversion Rate that would then be in effect had the adjustment with respect to the issuance of such Equity Securities been made on the basis of delivery of only the number of Class A Common Shares actually delivered.

For the avoidance of doubt, there shall be no Conversion Rate Adjustment Transaction, and therefore no adjustment to the Conversion Rate pursuant to this Section 9(d)(v), where the Conversion Rate Adjustment Transaction Per Share Price in connection with the relevant transaction is greater than or equal to the Conversion Rate Adjustment Threshold and the average of the Daily VWAPs of the Class A Common Shares over the 30 consecutive VWAP Trading Day period ending on, and including, the VWAP Trading Day immediately preceding the date on which definitive documentation in connection with such transaction is executed is greater than or equal to the Conversion Rate Adjustment Threshold.

(vi)               Notwithstanding anything to the contrary in this Section 9(d), the Conversion Rate shall not be adjusted:

(1)                upon the issuance of any Common Shares at a price below the Conversion Price or otherwise, other than any such issuance described in clause (i), (ii), (iii) or (v) of this Section 9(d);

(2)                upon the issuance of any Common Shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on the Company’s securities and the investment of additional optional amounts in Common Shares under any plan;

(3)                upon the issuance of any Common Shares or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit or incentive plan or program (including pursuant to any evergreen plan) of or assumed by the Company or any of the Company’s Subsidiaries;

(4)                upon the issuance of any Common Shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in clause (2) of this subsection and outstanding as of the date the Series A Preferred Shares were first issued;

(5)                upon the payment of any cash dividends on the Common Shares;

(6)                for a third-party tender or exchange offer by any party other than a tender or exchange offer by one or more of the Company’s Subsidiaries as described in clause (iv) of this Section 9(d);

(7)                upon the repurchase of any Common Shares pursuant to an open market share purchase program or other buyback transaction, including structured or derivative transactions such as accelerated share repurchase transactions or similar forward derivatives, or other buyback transaction, that is not a tender offer or exchange offer of the kind described under clause (iv) of this Section 9(d);

(8)                solely for a change in the par value (or lack of par value) of the Common Shares; or

(9)                for accumulated and unpaid dividends, if any.

(vii)             All calculations and other determinations under this Section 9(d) shall be made by the Company and shall be made to the nearest one-ten thousandth (1/10,000th) of a share.

(viii)           In addition to those adjustments required by clauses (i), (ii), (iii) and (iv) of this Section 9(d), and to the extent permitted by applicable law and subject to the applicable rules of The Nasdaq Global Select Market, the Company from time to time may increase the Conversion Rate by any amount for a period of at least 20 Business Days or any longer period permitted or required by law if the increase is irrevocable during that period and the Board of Directors determines that such increase would be in the Company’s best interest. In addition, the Company may (but is not required to) increase the Conversion Rate to avoid or diminish any income tax to holders of Class A Common Shares or rights to purchase Class A Common Shares in connection with a dividend or distribution of shares (or rights to acquire shares) or similar event. Whenever the Conversion Rate is increased pursuant to any of the preceding two sentences, the Company shall send to the Holder of each Series A Preferred Share at its last address appearing on the share register of the Company a notice of the increase at least 15 days prior to the date the increased Conversion Rate takes effect, and such notice shall state the increased Conversion Rate and the period during which it will be in effect.

(ix)               For purposes of this Section 9(d), the number of Class A Common Shares at any time outstanding shall not include shares held in the treasury of the Company so long as the Company does not pay any dividend or make any distribution on Class A Common Shares held in the treasury of the Company, but shall include shares issuable in respect of scrip certificates issued in lieu of fractions of Class A Common Shares.

(e)                If the Company shall take a record of the holders of its Class A Common Shares for the purpose of entitling them to receive a dividend or other distribution, and shall thereafter (and before the dividend or distribution has been paid or delivered to shareholders) legally abandon its plan to pay or deliver such dividend or distribution, then thereafter no adjustment in the Conversion Rate then in effect shall be required by reason of the taking of such record.

(f)                 Upon any increase in the Conversion Rate pursuant to Section 7(d), the Company promptly shall deliver to each Holder a certificate signed by an authorized officer of the Company, setting forth in reasonable detail the event requiring the adjustment and the method by which such adjustment was calculated and specifying the increased Conversion Rate then in effect following such adjustment.

(g)                In the case of:

(i)                  any recapitalization, reclassification or change of the Class A Common Shares (other than changes resulting from a subdivision or combination),

(ii)                any consolidation, merger, combination or similar transaction involving the Company,

(iii)              any sale, lease or other transfer to a third party of the consolidated assets of the Company and the Company’s Subsidiaries substantially as an entirety, or

(iv)               any statutory share exchange,

in each case, as a result of which the Class A Common Shares are converted into, or exchanged for, shares, stock, other securities, other property or assets (including cash or any combination thereof) (any such transaction or event, a “Reorganization Event”), then, at and after the effective time of such Reorganization Event, the right to convert each Series A Preferred Share shall be changed into a right to convert such share into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of Class A Common Shares equal to the Conversion Rate immediately prior to such Reorganization Event would have owned or been entitled to receive upon such Reorganization Event (such stock, securities or other property or assets, the “Reference Property,” with each “unit of Reference Property” meaning the kind and amount of Reference Property that a holder of one Class A Common Share is entitled to receive in the relevant Reorganization Event).

If the Reorganization Event causes the Class A Common Shares to be converted into, or exchanged for, the right to receive more than a single type of consideration (determined based in part upon any form of stockholder election), then the Reference Property into which the Series A Preferred Shares will be convertible shall be deemed to be the weighted average of the types and amounts of consideration actually received by the holders of Class A Common Shares. The Company shall notify Holders of such weighted average as soon as practicable after such determination is made. The Company shall not become a party to any Reorganization Event unless its terms are consistent with this Section 9(g).

None of the foregoing provisions shall affect the right of a Holder of Series A Preferred Shares to convert its Series A Preferred Shares into Class A Common Shares as set forth in Section 9(a) prior to the effective time of such Reorganization Event. Notwithstanding Section 9(d), no adjustment to the Conversion Rate shall be made for any Reorganization Event to the extent shares, stock, securities or other property or assets become the Reference Property receivable upon conversion of Series A Preferred Shares.

If, in connection with any Reorganization Event, the relevant Reference Property is comprised, in whole or in part, of Common Equity, the Company shall provide, by amendment hereto effective upon any such Reorganization Event, for anti-dilution and other adjustments with respect to such Common Equity that shall be as nearly equivalent as is possible to the adjustments provided for in this Section 9.   The provisions of this Section 9 shall apply to successive Reorganization Events.

In this Certificate of Designations, if the Class A Common Shares have been replaced by Reference Property as a result of any such Reorganization Event, references to the Class A Common Shares are intended to refer to a unit of Reference Property.

(h)                The Company shall at all times reserve and keep available out of its authorized and unissued Class A Common Shares or Class A Common Shares held in the treasury of the Company, solely for issuance upon the conversion of Series A Preferred Shares as herein provided, free from any preemptive or other similar rights, a number of Class A Common Shares equal to the maximum number of Class A Common Shares deliverable upon conversion of all Series A Preferred Shares. For purposes of this Section 9(h), the number of Class A Common Shares that shall be deliverable upon the conversion of all outstanding Series A Preferred Shares shall be computed as if at the time of computation all such outstanding shares were held by a single Holder. For the purposes of this Section 9, the Class A Common Shares to be issued on a conversion shall be recorded in the register of members of the Company in the name of such Holder or in such name as the Holder may direct.

(i)                 The issuance or delivery of certificates for Class A Common Shares upon the conversion of Series A Preferred Shares shall be made without charge to the converting holder or recipient of Series A Preferred Shares for such certificates or for any tax in respect of the issuance or delivery of such certificates or the securities represented thereby, and such certificates shall be issued or delivered in the respective names of, or in such names as may be directed by, the holders of the Series A Preferred Shares converted; provided that the Company shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any such certificate in a name other than that of the holder of the relevant Series A Preferred Shares, and the Company shall not be required to issue or deliver such certificate unless or until the Person or Persons requesting the issuance or delivery thereof shall have paid to the Company the amount of such tax or shall have established to the reasonable satisfaction of the Company that such tax has been paid.

(j)                 Notwithstanding Sections 9(d)(ii) and 9(d)(iii), if the Company has a rights plan (including the distribution of rights pursuant thereto to all holders of the Class A Common Shares) in effect while any Series A Preferred Shares remain outstanding, Holders of Series A Preferred Shares will receive, upon conversion of Series A Preferred Shares, in addition to the Class A Common Shares to which they are entitled, a corresponding number of rights in accordance with the rights plan. If, prior to any conversion, such rights have separated from the Class A Common Shares in accordance with the provisions of the applicable rights plan, the Conversion Rate will be adjusted at the time of separation as if the Company had distributed to all holders of its Class A Common Shares, shares of Capital Stock, evidences of indebtedness, assets, securities, property, rights, options or warrants as described in Section 9(d)(iii) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

(k)                Whenever any provision of this Certificate of Designations requires the Company to calculate the Closing Sale Prices over a span of multiple days, the Company shall make appropriate adjustments to account for any adjustment to the Conversion Rate pursuant to Section 9(d) that becomes effective, or any event requiring an adjustment to the Conversion Rate where the Record Date, Ex-Date, Effective Date or expiration date, as the case may be, of the event occurs, at any time during the period when the Closing Sale Prices are to be calculated.

(l)                 In connection with any Reorganization Event, the Initial Dividend Threshold shall be subject to adjustment as described in clause (i), clause (ii) or clause (iii) below, as the case may be.

(i)                  In the case of a Reorganization Event in which the Reference Property (determined, as appropriate, pursuant to subsection (g) above and excluding any dissenters’ appraisal rights) is composed entirely of shares of common stock or American depositary receipts (or other interests) in respect thereof (the “Merger Common Stock”), the Initial Dividend Threshold at and after the effective time of such Reorganization Event will be equal to (x) the Initial Dividend Threshold immediately prior to the effective time of such Reorganization Event, divided by (y) the number of shares of Merger Common Stock that a holder of one Class A Common Share would receive in such Reorganization Event (such quotient rounded down to the nearest cent).

(ii)                In the case of a Reorganization Event in which the Reference Property (determined, as appropriate, pursuant to subsection (g) above and excluding any dissenters’ appraisal rights) is composed in part of shares of Merger Common Stock, the Initial Dividend Threshold at and after the effective time of such Reorganization Event will be equal to (x) the Initial Dividend Threshold immediately prior to the effective time of such Reorganization Event, multiplied by (y) the Merger Valuation Percentage for such Reorganization Event (such product rounded down to the nearest cent).

(iii)              For the avoidance of doubt, in the case of a Reorganization Event in which the Reference Property (determined, as appropriate, pursuant to subsection (g) above and excluding any dissenters’ appraisal rights) is composed entirely of consideration other than shares of common stock or American depositary receipts (or other interests) in respect thereof, the Initial Dividend Threshold at and after the effective time of such Reorganization Event shall be equal to zero.

10.               Mandatory Conversion.

(a)                At any time on or after the date that is two years following the Issue Date, the Company shall have the right, at its option, to give notice of its election to cause all outstanding Series A Preferred Shares to be automatically converted into that number of Class A Common Shares for each Series A Preferred Share equal to the Conversion Rate in effect on the Mandatory Conversion Date, with cash in lieu of any fractional share pursuant to Section 12. The Company may exercise its right to cause a mandatory conversion pursuant to this Section 10 only if (i) the Closing Sale Price of the Class A Common Shares equals or exceeds 150% of the Conversion Price for at least 20 Trading Days (whether or not consecutive) in a period of 30 consecutive Trading Days ending on, and including, the Trading Day immediately preceding the Business Day on which the Company provides notice of the mandatory conversion as described in Section 10(b) and (ii) a registration statement covering the resale of the Class A Common Shares issuable upon conversion of the Series A Preferred Shares is effective and available as of the Mandatory Conversion Date.

(b)                To exercise the mandatory conversion right described in Section 10(a), the Company must give notice of its intention to convert the Series A Preferred Shares to all Holders prior to the open of business on any Business Day following any date on which the condition described in Section 10(a) is met. In the case of Series A Preferred Shares represented by Certificated Preferred Shares, such notice shall be by first class mail or, in the case of Series A Preferred Shares represented by Global Preferred Shares, such notice shall be delivered in accordance with the applicable procedures of the Depository. Simultaneously with providing such notice, the Company shall publish such information on the Company’s website or through such other public medium as the Company may use at that time. The date for mandatory conversion will be a date selected by the Company (the “Mandatory Conversion Date”) and will be no later than 10 Business Days after the date on which the Company gives notice and publishes such information as described in this Section 10(b).

(c)                In addition to any information required by applicable law or regulation, the notice of a mandatory conversion and the information published by the Company on its website or through another public medium described in Section 10(b) shall state, as appropriate:

(i)                  the Mandatory Conversion Date;

(ii)                the number of Class A Common Shares to be issued upon conversion of each Series A Preferred Share; and

(iii)              that dividends on the Series A Preferred Shares to be converted will cease to accrue on the Mandatory Conversion Date.

(d)                On and after the Mandatory Conversion Date, dividends shall cease to accrue on the Series A Preferred Shares called for a mandatory conversion pursuant to Section 10 and all rights of Holders of such Series A Preferred Shares shall terminate except for the right to receive the Class A Common Shares issuable upon conversion thereof with a cash payment in lieu of any fractional Class A Common Share in accordance with Section 12. For the purposes of this Section 10, the Class A Common Shares to be issued on a conversion shall be recorded in the register of members of the Company in the name of such Holder or in such name as the Holder may direct.

The full amount of any dividend payment with respect to the Series A Preferred Shares called for a mandatory conversion pursuant to Section 10 on a date during the period beginning at the close of business on any Dividend Record Date and ending on the close of business on the corresponding Dividend Payment Date shall be payable on such Dividend Payment Date to the record holder of such share at the close of business on such Dividend Record Date if such share has been converted after such Dividend Record Date and prior to such Dividend Payment Date. Except as provided in the immediately preceding sentence and in Section 11, no payment or adjustment shall be made upon conversion of Series A Preferred Shares for Accumulated Dividends or dividends with respect to the Class A Common Shares issued upon such conversion thereof.

(e)                The Company may not authorize or give notice of any mandatory conversion pursuant to Section 10 unless, prior to giving the mandatory conversion notice, all Accumulated Dividends on the Series A Preferred Shares (whether or not declared) for all Dividend Periods ended prior to the date of such mandatory conversion notice shall have been paid.

11.               Additional Conversion Amount. Upon any mandatory conversion of any outstanding Series A Preferred Share pursuant to Section 10 and notwithstanding anything herein, the Company shall pay in cash on the related settlement date in respect of such mandatory conversion to the Holder thereof all Accumulated Dividends thereon as of the related Mandatory Conversion Date, whether or not declared by the Board of Directors (the “Additional Conversion Amount”); provided that if upon the conversion of such Series A Preferred Shares the Company does not have sufficient funds legally available to pay in cash to the holder thereof all Accumulated Dividends thereon as of the related Mandatory Conversion Date:

(a)	the Company shall pay the portion of the Additional Conversion Amount it is so legally able to pay on the related settlement date and will pay such excess amount as soon as the Company has funds legally available therefor, and the amount of such unpaid dividends shall accrue interest at a rate equal to the Dividend Rate that would then be applicable in the absence of the mandatory conversion until paid; and

(b)	the Company shall comply with the Protective Payment Obligations (as adjusted as appropriate to refer to the payment of such excess amount rather than the Change of Control Repurchase Price) until such excess amount is paid in full.

12.               No Fractional Shares. No fractional Class A Common Shares or securities representing fractional Class A Common Shares shall be delivered upon conversion, whether optional or mandatory, of the Series A Preferred Shares. Instead, the Company will make a cash payment to each Holder that would otherwise be entitled to a fractional share based on the Closing Sale Price of the Class A Common Shares on the relevant Conversion Date or Mandatory Conversion Date, as the case may be.

13.               Certificates.

(a)                Form and Dating. The Series A Preferred Shares and the Transfer Agent’s certificate of authentication shall be substantially in the form set forth in Exhibit A, which is hereby incorporated in and expressly made a part of this Certificate of Designations. The Series A Preferred Share certificate may have notations, legends or endorsements required by law or stock exchange rules; provided that any such notation, legend or endorsement is in a form acceptable to the Company. Each Series A Preferred Share certificate shall be dated the date of its authentication. The Series A Preferred Shares will initially be issued in the form of Certificated Preferred Shares. Following the later of (x) the Lock-up Termination Date (as defined in the Securities Purchase Agreement) and (y) the Resale Restriction Termination Date, with the Company’s consent the Series A Preferred Shares in the form of Certificated Preferred Shares may be exchanged for Series A Preferred Shares in the form of Global Preferred Shares representing a beneficial interest in a like number of Series A Preferred Shares. The aggregate number of Series A Preferred Shares represented by each share certificate representing Global Preferred Shares may from time to time be increased or decreased by a notation by the Transfer Agent on Schedule I attached to the share certificate.

(i)                  Global Preferred Shares. Series A Preferred Shares issued in the form of one or more fully registered global certificates with the global securities legend set forth in Exhibit A hereto (the “Global Preferred Shares”) shall be deposited on behalf of the purchasers represented thereby with the Transfer Agent, as custodian for DTC (or with such other custodian as DTC may direct), and registered in the name of Cede & Co. or other nominee of DTC, duly executed by the Company and authenticated by the Transfer Agent as hereinafter provided. The number of Series A Preferred Shares represented by Global Preferred Shares may from time to time be increased or decreased by adjustments made on the records of the Transfer Agent and DTC or its nominee as hereinafter provided. All Class A Common Shares issued in respect of Series A Preferred Shares on any Conversion Date or Mandatory Conversion Date occurring after the Resale Restriction Termination Date shall, subject to any restrictions on transfer set forth in the Securities Purchase Agreement, be freely transferable without restriction under the Securities Act (other than by the Company’s Affiliates), and such shares shall be eligible for receipt in global form through the facilities of DTC.

(ii)                Book-Entry Provisions. In the event Global Preferred Shares are deposited with or on behalf of DTC, the Company shall execute and the Transfer Agent shall authenticate and deliver initially one or more Global Preferred Share certificates that:

(1)                shall be registered in the name of Cede & Co. as nominee for DTC as depository for such Global Preferred Shares or the nominee of DTC; and

(2)                shall be delivered by the Transfer Agent to DTC or pursuant to DTC’s instructions or held by the Transfer Agent as custodian for DTC.

Members of, or participants in, DTC (“Agent Members”) shall have no rights under this Certificate of Designations with respect to any Global Preferred Shares held on their behalf by DTC or by the Transfer Agent as the custodian of DTC or under such Global Preferred Shares, and DTC may be treated by the Company, the Transfer Agent and any agent of the Company or the Transfer Agent as the absolute owner of such Global Preferred Shares for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Transfer Agent or any agent of the Company or the Transfer Agent from giving effect to any written certification, proxy or other authorization furnished by DTC or impair, as between DTC and its Agent Members, the operation of customary practices of DTC governing the exercise of the rights of a holder of a beneficial interest in any Global Preferred Share.

(b)                Execution and Authentication. The Chief Executive Officer, Chief Financial Officer or Chairman of Private Equity and Investor Relations of the Company shall sign the Series A Preferred Share certificate for the Company by manual or facsimile signature.

If an Officer whose signature is on a Series A Preferred Share certificate no longer holds that office at the time the Transfer Agent authenticates the Series A Preferred Share certificate, the Series A Preferred Share certificate shall be valid nevertheless.

A Series A Preferred Share certificate shall not be valid until an authorized signatory of the Transfer Agent manually signs the certificate of authentication on the Series A Preferred Share certificate. The signature shall be conclusive evidence that the Series A Preferred Share certificate has been authenticated under this Certificate of Designations.

The Transfer Agent shall authenticate and deliver certificates for up to 100,000 Series A Preferred Shares for original issue upon a written order of the Company signed by an Officer of the Company. Such order shall specify the number of Series A Preferred Shares to be authenticated and the date on which the original issue of the Series A Preferred Shares is to be authenticated.

The Transfer Agent may appoint an authenticating agent reasonably acceptable to the Company to authenticate the certificates for the Series A Preferred Shares. Unless limited by the terms of such appointment, an authenticating agent may authenticate certificates for the Series A Preferred Shares whenever the Transfer Agent may do so. Each reference in this Certificate of Designations to authentication by the Transfer Agent includes authentication by such agent. An authenticating agent has the same rights as the Transfer Agent or agent for service of notices and demands.

(c)                Transfer and Exchange.

(i)                  Transfer and Exchange of Certificated Preferred Shares. When Certificated Preferred Shares are presented to the Transfer Agent with a request to register the transfer of such Certificated Preferred Shares or to exchange such Certificated Preferred Shares for an equal number of Certificated Preferred Shares, the Transfer Agent shall register the transfer or make the exchange as requested if its reasonable requirements for such transaction are met; provided that the Certificated Preferred Shares submitted for transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer in form reasonably satisfactory to the Company and the Transfer Agent, duly executed by the Holder thereof or its attorney duly authorized in writing.

(ii)                Restrictions on Transfer of Certificated Preferred Shares for a Beneficial Interest in Global Preferred Shares. Certificated Preferred Shares may not be exchanged for a beneficial interest in Global Preferred Shares until the later of (x) the Lock-up Termination Date (as defined in the Securities Purchase Agreement) and (y) the Resale Restriction Termination Date, at which time Certificated Preferred Shares may be so exchanged upon satisfaction of the requirements set forth below.

Upon receipt by the Transfer Agent of Certificated Preferred Shares, duly endorsed or accompanied by appropriate instruments of transfer, in form reasonably satisfactory to the Company and the Transfer Agent, together with written instructions directing the Transfer Agent to make, or to direct DTC to make, an adjustment on its books and records with respect to such Global Preferred Shares to reflect an increase in the number of Series A Preferred Shares represented by the Global Preferred Shares, then the Transfer Agent shall cancel such Certificated Preferred Shares and cause, or direct DTC to cause, in accordance with the standing instructions and procedures existing between DTC and the Transfer Agent, the number of Series A Preferred Shares represented by the Global Preferred Shares to be increased accordingly. If no Global Preferred Shares are then outstanding, the Company shall issue and the Transfer Agent shall authenticate, upon written order of the Company in the form of an Officer’s Certificate, a new Global Preferred Share representing the appropriate number of shares.

(iii)              Transfer and Exchange of Global Preferred Shares. The transfer and exchange of Global Preferred Shares or beneficial interests therein shall be effected through DTC, in accordance with this Certificate of Designations (including applicable restrictions on transfer set forth herein, if any) and the procedures of DTC therefor.

(iv)               Transfer of a Beneficial Interest in Global Preferred Shares for Certificated Preferred Shares.

(A)	If at any time:

(1)                DTC notifies the Company that DTC is unwilling or unable to continue as depository for the Global Preferred Shares and a successor depository for the Global Preferred Shares is not appointed by the Company within 90 days after delivery of such notice; or

(2)                DTC ceases to be a clearing agency registered under the Exchange Act and a successor depository for the Global Preferred Shares is not appointed by the Company within 90 days,

then the Company shall execute, and the Transfer Agent, upon receipt of a written order of the Company signed by an Officer of the Company requesting the authentication and delivery of Certificated Preferred Shares to the Persons designated by the Company, shall authenticate and deliver Certificated Preferred Shares equal to the number of Series A Preferred Shares represented by the Global Preferred Shares, in exchange for such Global Preferred Shares.

(B)              Certificated Preferred Shares issued in exchange for a beneficial interest in a Global Preferred Share pursuant to this Section 13(c)(iv) shall be registered in such names and in such authorized denominations as DTC, pursuant to instructions from its direct or indirect participants or otherwise, shall instruct the Transfer Agent. The Transfer Agent shall deliver such Certificated Preferred Shares to the Persons in whose names such Series A Preferred Shares are so registered in accordance with the instructions of DTC.

(v)                Restrictions on Transfer of Global Preferred Shares. Notwithstanding any other provisions of this Certificate of Designations (other than the provisions set forth in Section 13(c)(iv)), Global Preferred Shares may not be transferred as a whole except by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor depository or a nominee of such successor depository.

(vi)               Cancellation or Adjustment of Global Preferred Shares. At such time as all beneficial interests in Global Preferred Shares have either been exchanged for Certificated Preferred Shares, converted or canceled, such Global Preferred Shares shall be returned to DTC for cancellation or retained and canceled by the Transfer Agent. At any time prior to such cancellation, if any beneficial interest in Global Preferred Shares is exchanged for Certificated Preferred Shares, converted or canceled, the number of Series A Preferred Shares represented by such Global Preferred Share shall be reduced and an adjustment shall be made on the books and records of the Transfer Agent with respect to such Global Preferred Share, by the Transfer Agent or DTC, to reflect such reduction.

(vii)             Obligations with Respect to Transfers and Exchanges of Series A Preferred Shares.

(A)              To permit registrations of transfers and exchanges, the Company shall execute and the Transfer Agent shall authenticate Certificated Preferred Shares and Global Preferred Shares as required pursuant to the provisions of this Section 13(c).

(B)              All Certificated Preferred Shares and Global Preferred Shares issued upon any registration of transfer or exchange of Certificated Preferred Shares or Global Preferred Shares shall be the valid Capital Stock of the Company, entitled to the same benefits under this Certificate of Designations as the Certificated Preferred Shares or Global Preferred Shares submitted upon such registration of transfer or exchange.

(C)              Prior to due presentment for registration of transfer of any Series A Preferred Shares, the Transfer Agent and the Company may deem and treat the Person in whose name such Series A Preferred Shares are registered as the absolute owner of such Series A Preferred Shares and neither the Transfer Agent nor the Company shall be affected by notice to the contrary.

(D)              No service charge shall be made to a Holder for any registration of transfer or exchange upon submission of any Series A Preferred Share certificate or Class A Common Share certificate at the office of the Transfer Agent maintained for that purpose. However, the Company may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any registration of transfer or exchange of Series A Preferred Share certificates or Class A Common Share certificates.

(viii)           No Obligation of the Transfer Agent.

(A)              The Transfer Agent shall have no responsibility or obligation to any beneficial owner of Global Preferred Shares, a member of or a participant in DTC, or any other Person with respect to the accuracy of the records of DTC or its nominee or of any participant or member thereof, with respect to any ownership interest in the Series A Preferred Shares or with respect to the delivery to any participant, member, beneficial owner or other Person (other than DTC) of any notice or the payment of any amount, under or with respect to such Global Preferred Shares. All notices and communications to be given to the Holders and all payments to be made to Holders under the Series A Preferred Shares shall be given or made only to the Holders (which shall be DTC or its nominee in the case of the Global Preferred Shares).

The rights of beneficial owners in any Global Preferred Shares shall be exercised only through DTC subject to the applicable rules and procedures of DTC. The Transfer Agent may rely and shall be fully protected in relying upon information furnished by DTC with respect to its members, participants and any beneficial owners.

(B)              The Transfer Agent shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Certificate of Designations or under applicable law with respect to any transfer of any interest in any Series A Preferred Shares (including any transfers between or among DTC participants, members or beneficial owners in any Global Preferred Shares) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Certificate of Designations, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

(ix)               Transfer Rights. Notwithstanding anything herein to the contrary, the Series A Preferred Shares may not be sold or otherwise transferred in violation of any terms of the Securities Purchase Agreement.

(d)                Replacement Certificates. If any of the Series A Preferred Share certificates shall be mutilated, lost, stolen or destroyed, the Company shall issue, in exchange and in substitution for and upon cancellation of the mutilated Series A Preferred Share certificate, or in lieu of and substitution for the Series A Preferred Share certificate lost, stolen or destroyed, a new Series A Preferred Share certificate of like tenor and representing an equivalent number of Series A Preferred Shares, but only upon receipt of evidence of such loss, theft or destruction of such Series A Preferred Share certificate and indemnity, if requested, satisfactory to the Company and the Transfer Agent.

(e)                Temporary Certificates. Until definitive Series A Preferred Share certificates are ready for delivery, the Company may prepare and the Transfer Agent shall authenticate temporary Series A Preferred Share certificates. Any temporary Series A Preferred Share certificates shall be substantially in the form of definitive Series A Preferred Share certificates but may have variations that the Company considers appropriate for temporary Series A Preferred Share certificates. Without unreasonable delay, the Company shall prepare and the Transfer Agent shall authenticate definitive Series A Preferred Share certificates and deliver them in exchange for temporary Series A Preferred Share certificates.

(f)                 Cancellation. In the event the Company shall purchase or otherwise acquire Certificated Preferred Shares, the same shall thereupon be delivered to the Transfer Agent for cancellation.

(i)                  At such time as all beneficial interests in a Global Preferred Share have either been exchanged for Certificated Preferred Shares, converted, repurchased or canceled, such Global Preferred Share shall thereupon be delivered to the Transfer Agent for cancellation.

(ii)                The Transfer Agent and no one else shall cancel and destroy all Series A Preferred Share certificates submitted for transfer, exchange, replacement or cancellation and deliver a certificate of such destruction to the Company unless the Company directs the Transfer Agent to deliver canceled Series A Preferred Share certificates to the Company. The Company may not issue new Series A Preferred Share certificates to replace Series A Preferred Share certificates to the extent they evidence Series A Preferred Shares which the Company has purchased or otherwise acquired.

14.               Legends.

(a)                Every Series A Preferred Share that bears or is required under this Section 14 to bear the legend referenced in Section 14(b) below, together with any Class A Common Shares issued upon conversion of the Series A Preferred Shares that are required to bear the legend referenced in Section 14(c) below (collectively, the “Restricted Securities”), shall be subject to the restrictions on transfer set forth in this Section 14, unless such restrictions on transfer shall be eliminated or otherwise waived by written consent of the Company, and the Holder of each such Restricted Security, by such Holder’s acceptance thereof, agrees to be bound by all such restrictions on transfer. As used in this Section 14, the term “transfer” encompasses any sale, pledge, transfer or other disposition whatsoever of any Restricted Security.

(b)                Unless the Company otherwise agrees in writing, until the date (the “Resale Restriction Termination Date”) that is the earlier of (x) if the Holder (in the case of Series A Preferred Shares in the form of Certificated Preferred Shares) or the relevant owner of a beneficial interest therein (in the case of Series A Preferred Shares in the form of Global Preferred Shares) is not an Affiliate of the Company and has not been an Affiliate of the Company during the 90 days immediately preceding, the later of (1) the date that is one year after the Issue Date, or such shorter period of time as permitted by Rule 144 or any successor provision thereto, and (2) such later date, if any, as may be required by applicable law, and (y) the date on which the relevant Series A Preferred Share has been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer or has been sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, in each case, to a Person that is not an Affiliate of the Company and has not been an Affiliate of the Company during the 90 days immediately preceding, any notation or certificate evidencing the Series A Preferred Shares (and all securities issued in exchange therefor or substitution thereof, other than Class A Common Shares, if any, issued upon conversion thereof, which shall bear the legend referenced in Section 14(c) below) shall bear a legend in substantially the form set forth in the Form of Series A Preferred Share Certificate. No transfer of any share of Series A Preferred Share prior to the Resale Restriction Termination Date will be registered by the Transfer Agent unless the applicable box on the Form of Assignment and Transfer has been checked. Any Series A Preferred Shares (or security issued in exchange or substitution therefor) (i) as to which such restrictions on transfer shall have expired in accordance with their terms, (ii) that have been transferred pursuant to a registration statement that has become effective or been declared effective under the Securities Act and that continues to be effective at the time of such transfer to a Person that is not an Affiliate of the Company and has not been an Affiliate of the Company during the 90 days immediately preceding or (iii) that have been sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act to a Person that is not an Affiliate of the Company and has not been an Affiliate of the Company during the 90 days immediately preceding, may, upon submission of such Series A Preferred Shares for exchange to the Transfer Agent, be exchanged for new Series A Preferred Shares, of like tenor and aggregate number, which shall not bear the restrictive legend referenced in this Section 14(b). The Company shall be entitled to instruct the custodian for the Depository in writing to so submit any Series A Preferred Shares in the form of Global Preferred Shares as to which any of the conditions set forth in clause (i), (ii) or (iii) of the immediately preceding sentence have been satisfied, and, upon such instruction, the custodian for the Depository shall so submit such Global Preferred Shares for exchange; and any new Global Preferred Shares so exchanged therefor shall not bear the restrictive legend referenced in this Section 14(b).

(c)                Unless the Company otherwise agrees in writing, until the Resale Restriction Termination Date, any notation or share certificate representing Class A Common Shares issued upon conversion of the Series A Preferred Shares shall bear a legend in substantially the same form as the legend referenced in Section 14(b) above (unless (x) such Class A Common Shares have been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer, or pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, in each case, to a Person that is not an Affiliate of the Company and has not been an Affiliate of the Company during the 90 days immediately preceding, or (y) such Class A Common Shares have been issued upon conversion of Series A Preferred Shares that have been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer, or pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act, in each case, to a Person that is not an Affiliate of the Company and has not been an Affiliate of the Company during the 90 days immediately preceding). Any such Class A Common Shares (i) as to which such restrictions on transfer shall have expired in accordance with their terms, (ii) that have been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer to a Person that is not an Affiliate of the Company and has not been an Affiliate of the Company during the 90 days immediately preceding or (iii) that have been sold pursuant to the exemption from registration provided by Rule 144 or any similar provision then in force under the Securities Act to a Person that is not an Affiliate of the Company and has not been an Affiliate of the Company during the 90 days immediately preceding, may, upon submission of the certificates representing such Class A Common Shares for exchange in accordance with the procedures of the transfer agent for the Class A Common Shares, be exchanged for a new certificate or certificates for a like aggregate number of Class A Common Shares, which shall not bear the restrictive legend referenced in this Section 14(c).

(d)                The Series A Preferred Shares and Class A Common Shares issuable upon conversion thereof are subject to restrictions on transfer set forth in the Securities Purchase Agreement.

15.               Other Provisions.

(a)                Transfer Taxes. The Company shall pay any and all stock transfer, documentary, stamp and similar taxes that may be payable in respect of any issuance or delivery of Series A Preferred Shares or Class A Common Shares or other securities issued on account of Series A Preferred Shares pursuant hereto or certificates representing such shares or securities. However, in the case of conversion of Series A Preferred Shares or Redemption, the Company shall not be required to pay any such tax that may be payable in respect of any transfer involved in the issuance or delivery of Series A Preferred Shares, Class A Common Shares or other securities to a beneficial owner other than the beneficial owner of the Series A Preferred Shares immediately prior to such conversion or Redemption, and shall not be required to make any such issuance, delivery or payment unless and until the Person otherwise entitled to such issuance, delivery or payment has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid or is not payable.

(b)                Any notice or demand that by any provision of this Certificate of Designations is required or permitted to be given or served on the Company shall be deemed to have been sufficiently given or made, for all purposes if given or served by being deposited postage prepaid by registered or certified mail in a post office letter box addressed (until another address is filed by the Company with the Transfer Agent) to Vinci Partners Investments Ltd., Av. Bartolomeu Mitre, 336, Leblon – Rio de Janeiro, Brazil 22431-002, Attention: General Counsel. Any notice or communication delivered or to be delivered to a Holder of Certificated Preferred Shares shall be (i) mailed to it by first class mail, postage prepaid, or (ii) delivered by electronic mail, in each case at its address as it appears on the share register of the Company and shall be sufficiently given to it if so mailed or sent within the time prescribed. Notwithstanding anything to the contrary herein, any notice or communication delivered or to be delivered to a Holder of Global Preferred Shares shall be delivered in accordance with the applicable procedures of the Depository and shall be sufficiently given to it if so delivered within the time prescribed.

Failure to mail or deliver a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed or delivered, as the case may be, in the manner provided above, it is duly given, whether or not the addressee receives it.

In case by reason of the suspension of regular mail service or by reason of any other cause it shall be impracticable to give such notice to Holders by mail, then such notification as shall be made by the Company in its discretion shall constitute a sufficient notification for every purpose hereunder.

(c)                Series A Preferred Shares that have been issued and reacquired in any manner, including Series A Preferred Shares that are purchased or exchanged or converted, shall (upon compliance with any applicable provisions of the Companies Act) have the status of authorized but unissued Undesignated Shares and may be designated or redesignated and issued or reissued, as the case may be, as part of any series of preferred shares of the Company; provided that any issuance of such shares as Series A Preferred Shares, Parity Stock or Senior Stock must be in compliance with the terms hereof.

(d)                The Series A Preferred Shares shall be issuable only in whole shares.

(e)                Any payment required to be made hereunder on any day that is not a Business Day shall be made on the next succeeding Business Day and no interest or dividends on such payment will accrue or accumulate, as the case may be, in respect of such delay.

(f)                 This Certificate of Designations will be governed by and construed in accordance with the laws of the Cayman Islands.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designations as of October 26, 2023.

VINCI PARTNERS INVESTMENTS LTD.

By:	/s/ Alessandro Monteiro Morgado Horta
	Name:	Alessandro Monteiro Morgado Horta
	Title:	Chief Executive Officer

[Signature Page to Certificate of Designation

(8.00% Series A Convertible Preferred Shares) – Vinci Partners Investments Ltd.]

EXHIBIT A

[FORM OF FACE OF SERIES A PREFERRED SHARE CERTIFICATE]

[INCLUDE FOR GLOBAL PREFERRED SHARES]

[UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), TO THE COMPANY OR THE TRANSFER AGENT NAMED ON THE FACE OF THIS CERTIFICATE, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO., OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL IN AS MUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO. HAS AN INTEREST HEREIN.

TRANSFERS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS IN WHOLE, BUT NOT IN PART, TO NOMINEES OF DTC OR TO A SUCCESSOR THEREOF OR SUCH SUCCESSOR’S NOMINEE AND TRANSFERS OF PORTIONS OF THIS GLOBAL SECURITY SHALL BE LIMITED TO TRANSFERS MADE IN ACCORDANCE WITH THE RESTRICTIONS SET FORTH IN THE CERTIFICATE OF DESIGNATIONS. IN CONNECTION WITH ANY TRANSFER, THE HOLDER WILL DELIVER TO THE TRANSFER AGENT NAMED ON THE FACE OF THIS CERTIFICATE SUCH CERTIFICATES AND OTHER INFORMATION AS SUCH TRANSFER AGENT MAY REASONABLY REQUIRE TO CONFIRM THAT THE TRANSFER COMPLIES WITH THE FOREGOING RESTRICTIONS.]

[INCLUDE FOR RESTRICTED SECURITIES]

[THIS SECURITY HAS NOT, AND THE CLASS A COMMON SHARES ISSUABLE UPON CONVERSION OF THIS SECURITY HAVE NOT, BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN ACCORDANCE WITH THE FOLLOWING SENTENCE. BY ITS ACQUISITION [HEREOF]1[OF A BENEFICIAL INTEREST HEREIN]2, THE ACQUIRER: AGREES FOR THE BENEFIT OF VINCI PARTNERS INVESTMENTS LTD. (THE “COMPANY”) THAT IT WILL NOT OFFER, SELL, PLEDGE OR OTHERWISE TRANSFER [THIS SECURITY]3[ANY BENEFICIAL INTEREST HEREIN]4 PRIOR TO THE DATE THAT IS the earlier of (x) if IT is not an Affiliate of the Company and has not been an Affiliate of the Company during the 90 days immediately preceding, the later of (I) the date that is one year after the ORIGINAL Issue Date HEREOF, or such shorter period of time as permitted by Rule 144 UNDER THE SECURITIES ACT or any successor provision thereto, and (II) such later date, if any, as may be required by applicable law, and (y) the date on which THIS SECURITY has been transferred pursuant to a registration statement that has become or been declared effective under the Securities Act and that continues to be effective at the time of such transfer or has been sold pursuant to the exemption from registration provided by Rule 144 UNDER THE SECURITIES ACT or any similar provision then in force under the Securities Act, IN EACH CASE, TO A PERSON THAT IS NOT AN AFFILIATE OF THE COMPANY AND HAS NOT BEEN AN AFFILIATE OF THE COMPANY DURING THE 90 DAYS IMMEDIATELY PRECEDING, EXCEPT:

1 Insert for Certificated Preferred Shares.

2 Insert for Global Preferred Shares.

3 Insert for Certificated Preferred Shares.

4 Insert for Global Preferred Shares.

(A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, OR

(B) PURSUANT TO A REGISTRATION STATEMENT THAT HAS BECOME EFFECTIVE UNDER THE SECURITIES ACT, OR

(C) PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT OR ANY OTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PRIOR TO THE REGISTRATION OF ANY TRANSFER IN ACCORDANCE WITH CLAUSE (2)(C) ABOVE, THE COMPANY AND THE TRANSFER AGENT RESERVE THE RIGHT TO REQUIRE THE DELIVERY OF SUCH LEGAL OPINIONS, CERTIFICATIONS OR OTHER EVIDENCE AS MAY REASONABLY BE REQUIRED IN ORDER TO DETERMINE THAT THE PROPOSED TRANSFER IS BEING MADE IN COMPLIANCE WITH THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS. NO REPRESENTATION IS MADE AS TO THE AVAILABILITY OF ANY EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.]

THIS SECURITY IS SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A SECURITIES PURCHASE AGREEMENT, DATED OCTOBER 10, 2023 (AS IT MAY BE AMENDED FROM TIME TO TIME), BY AND BETWEEN THE COMPANY AND THE INVESTOR, COPIES OF WHICH ARE PUBLICLY FILED OR ON FILE WITH THE SECRETARY OF THE COMPANY.

Certificate Number [__]	[Initial][5] Number of Series A Preferred Shares [_____]

[CUSIP [______]
ISIN [______]][6]

VINCI PARTNERS INVESTMENTS LTD.

8.00% Series A Convertible Preferred Shares
(US$0.00005 par value)
($1,000 liquidation preference per share)

VINCI PARTNERS INVESTMENTS LTD., an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), hereby certifies that [_______] (the “Holder”), is the registered owner of [_______]7[the number shown on Schedule I hereto of]8 fully paid and non-assessable shares of the Company’s designated 8.00% Series A Convertible Preferred Shares, with a par value of US$0.00005 per share and a liquidation preference of $1,000 per share (the “Series A Preferred Shares”). The Series A Preferred Shares are transferable on the books and records of the Transfer Agent, in person or by a duly authorized attorney, upon submission of this certificate duly endorsed and in proper form for transfer. The designations, rights, privileges, restrictions, preferences and other terms and provisions of the Series A Preferred Shares represented hereby are and shall in all respects be subject to the provisions of the Certificate of Designations of the 8.00% Series A Convertible Preferred Shares of Vinci Partners Investments Ltd. dated October 26, 2023 as the same may be amended from time to time (the “Certificate of Designations”). Capitalized terms used herein but not defined shall have the meaning given them in the Certificate of Designations. The Company will provide a copy of the Certificate of Designations to the Holder without charge upon written request to the Company at its principal place of business. In the case of any conflict between this certificate and the Certificate of Designations, the provisions of the Certificate of Designations shall control and govern.

Cumulative dividends on each Series A Preferred Share shall be payable at the applicable rate provided in the Certificate of Designations.

The Series A Preferred Shares shall be convertible in the manner and accordance with the terms set forth in the Certificate of Designations.

The Company shall furnish without charge to each Holder who so requests a summary of the authority of the Board of Directors to determine variations for future series within a class of shares and the designations, limitations, preferences and relative, participating, optional or other special rights of each issued by the Company and the qualifications, limitations or restrictions of such preferences and/or rights.

5 Insert for Global Preferred Shares.

6 Insert for Global Preferred Shares.

7 Insert for Certificated Preferred Shares.

8 Insert for Global Preferred Shares.

Upon receipt of this executed certificate, the Holder is bound by the Certificate of Designations and is entitled to the benefits thereunder.

Unless the Transfer Agent has properly countersigned this certificate, these Series A Preferred Shares shall not be entitled to any benefit under the Certificate of Designations or be valid for any purpose.

IN WITNESS WHEREOF, this certificate has been executed on behalf of the Company by an Officer of the Company this [__] of [______] 2023.

VINCI PARTNERS INVESTMENTS LTD.

By:
Name:
Title:

COUNTERSIGNATURE

These are Series A Preferred Shares referred to in the within-mentioned Certificate of Designations.

Dated: [_______ __], 2023

Equiniti Trust Company, LLC, as Transfer Agent

By:
Name:
Title:

Attachment 1

[FORM OF NOTICE OF CONVERSION]

(To be Executed by the Holder
in order to Convert the Series A Preferred Shares)

The undersigned hereby irrevocably elects to convert (the “Conversion”) 8.00% Series A Convertible Preferred Shares (the “Series A Preferred Shares”) of Vinci Partners Investments Ltd. (hereinafter called the “Company”), represented by share certificate No(s). [______] (the “Preferred Share Certificates”), into Class A Common Shares, par value US$0.00005 per share, of the Company (the “Class A Common Shares”) according to the conditions of the Certificate of Designations of the Series A Preferred Shares (the “Certificate of Designations”), as of the date written below. The Company shall pay any documentary, stamp or similar issue or transfer tax on the issuance of the Class A Common Shares upon conversion of the Series A Preferred Shares, unless the tax is due because the undersigned requests such Class A Common Shares to be issued in the name of a Person other than the undersigned, in which case the undersigned shall pay the required tax, if any. Each Preferred Share Certificate (or evidence of loss, theft or destruction thereof) is attached hereto.

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in or pursuant to the Certificate of Designations.

Date of Conversion:
Applicable Conversion Rate:
Series A Preferred Shares to be Converted:
Class A Common Shares to be Issued:☐
Signature:
Name:
Address:**
Fax No.:

☐ The Company is not required to issue Class A Common Shares until the original Preferred Share Certificate(s) (or evidence of loss, theft or destruction thereof) to be converted are received by the Company or the conversion agent.

** Address where Class A Common Shares and any other payments or certificates shall be sent by the Company.

Attachment 2

[FORM OF CHANGE OF CONTROL REPURCHASE NOTICE]

To: Equiniti Trust Company, LLC

       6201 15th Avenue
       Brooklyn, New York 11219

The undersigned Holder of these Series A Preferred Shares hereby acknowledges receipt of a notice from Vinci Partners Investments Ltd. (the “Company”) as to the occurrence of a Change of Control with respect to the Company and specifying the Change of Control Repurchase Date and requests the Company to pay to the Holder hereof in accordance with Section 5(a) of the Certificate of Designations referred to in these shares the applicable Change of Control Repurchase Price (subject to Section 5(a) of the Certificate of Designations). Capitalized terms used herein but not defined shall have the meanings ascribed to such terms in the Certificate of Designations.

In the case of Certificated Preferred Shares, the certificate numbers of the Series A Preferred Shares to be repurchased are as set forth below:

Dated: _____________________

________________________________

Signature(s)

_________________________

Social Security or Other Taxpayer
Identification Number

Number of shares to be repaid: ______

NOTICE: The above signature(s) of the Holder(s) hereof must correspond with the name as written upon the face of the Series A Preferred Share certificate(s) in every particular without alteration or enlargement or any change whatever.

Acknowledged and agreed:

VINCI PARTNERS INVESTMENTS LTD.

By:
Name:
Title:

Attachment 3

[FORM OF ASSIGNMENT AND TRANSFER]

For value received ____________________________ hereby sell(s), assign(s) and transfer(s) unto _________________ (Please insert social security or Taxpayer Identification Number of assignee) the within Series A Preferred Shares, and hereby irrevocably constitutes and appoints _____________________ attorney to transfer the said Series A Preferred Shares on the books of the Company, with full power of substitution in the premises.

In connection with any transfer of the within Series A Preferred Shares occurring prior to the Resale Restriction Termination Date, as defined in the Certificate of Designations governing such Series A Preferred Shares, the undersigned confirms that such Series A Preferred Shares are being transferred:

□ To Vinci Partners Investments Ltd. or a subsidiary thereof; or

□ Pursuant to a registration statement that has become or been declared effective under the Securities Act of 1933, as amended; or

□ Pursuant to and in compliance with Rule 144 under the Securities Act of 1933, as amended, or any other available exemption from the registration requirements of the Securities Act of 1933, as amended.

Dated: ________________________

_____________________________________

_____________________________________

Signature(s)

_____________________________________

Signature Guarantee

Signature(s) must be guaranteed by an
eligible Guarantor Institution (banks, stock
brokers, savings and loan associations and
credit unions) with membership in an approved
signature guarantee medallion program pursuant
to Securities and Exchange Commission
Rule 17Ad-15 if Series A Preferred Shares are to be delivered, other than to and in the name of the registered holder.

NOTICE: The signature on the assignment must correspond with the name as written upon the face of the Series A Preferred Share certificate in every particular without alteration or enlargement or any change whatever.

Schedule I9

Vinci Partners Investments Ltd.

Global 8.00% Series A Convertible Preferred Share

Certificate Number: [__]

The number of Series A Preferred Shares initially represented by this Global Preferred Share shall be [________]. Thereafter the Transfer Agent shall note changes in the number of Series A Preferred Shares evidenced by this Global Preferred Share in the table set forth below:

Date of Exchange	Amount of Decrease in Number of Shares Represented by this Global Preferred Share	Amount of Increase in Number of Shares Represented by this Global Preferred Share	Number of Shares Represented by this Global Preferred Share following Decrease or Increase	Signature of Authorized Officer of Transfer Agent

9 Attach Schedule I only to Global Preferred Shares.